
05063238




RECEIVED


# FORM 10-K
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

AR/S

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ........................................................................December 31, 2004.

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________




AUG 1 1 2005
1086


Commission File Number 0-28674

CADUS CORPORATION
(Exact name of registrant as specified in its charter)

| Delaware | 13-3660391 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| 767 Fifth Avenue<br>New York, New York | 10153 |
| (Address of principal executive offices) | (Zip Code) |

Company's telephone number, including area code: (212) 702-4351

Securities registered pursuant to Section 12(b) of the Act: None

PROCESSED
AUG 1 2 2005
THOMSON
FINANCIAL

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes: X No: ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12-b-2 of the Act). Yes:___ No: X

As of June 30, 2004, the aggregate market value of the registrant's voting common equity held by non-affiliates was $11,946,601.74.

Number of shares outstanding of each class of Common Stock, as of March 15, 2005: 13,144,040 shares.

**Special Note Regarding Forward Looking Statements**

Certain statements in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and stated securities laws, including any projections or expectations of earnings, revenue, financial performance, liquidity and capital resources or other financial items; any statement of the Company's plans, strategies and objectives for the Company's future operations; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumption underlying any of the foregoing. Forward-looking statements may include the words "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and other similar words. Although the Company believes that the expectations reflected in the Company's forward-looking statements are reasonable, such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, technological uncertainties regarding the Company's technologies, risks and uncertainties relating to the Company's ability to license its technologies to third parties, the Company's ability to acquire and operate other companies, the Company's capital needs and uncertainty of future funding, the Company's history of operating losses, the Company's dependence on proprietary technology and the unpredictability of patent protection, intense competition in the pharmaceutical and biotechnology industries, rapid technological development that may result in the Company's technologies becoming obsolete, as well as other risks and uncertainties discussed in the Company's other filings with the Securities and Exchange Commission. The forward-looking statements made in this Annual Report on Form 10-K are made only as of the date hereof and the Company does not have or undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances unless otherwise required by law.

## PART I

**Item 1. Business.**

**General**

Cadus Corporation ("Cadus") was incorporated under the laws of the State of Delaware in January 1992 and until July 30, 1999 devoted substantially all of its resources to the development and application of novel yeast-based and other drug discovery technologies. In December 1998, in an action brought by SIBIA Neurosciences, Inc. ("SIBIA") against Cadus alleging infringement by Cadus of a patent concerning the use of cells, engineered to express any type of cell surface receptor and a reporter gene, used to report results in the screening of compounds against target assays, SIBIA was awarded $18.0 million in damages and in January 1999, it was granted injunctive relief that precluded Cadus from using the method claimed in SIBIA's patent. Pending appeal, Cadus deposited $18.5 million in escrow to secure payment of the judgment in the event Cadus were to lose the appeal. Following the SIBIA award, on July 30, 1999, Cadus sold its drug discovery assets to OSI Pharmaceuticals, Inc. ("OSI") and ceased its internal drug discovery operations and research efforts for collaborative partners. On appeal, in October 2000, the SIBIA award was overturned and the injunction vacated. Cadus then obtained the release of the original $18.5 million placed in escrow plus the interest accrued thereon. In December 2001, Cadus formed a wholly owned subsidiary, Cadus Technologies, Inc. (the "Subsidiary"), and transferred all of its patents, patent applications, know how, licenses and drug discovery technologies to the Subsidiary.

Cadus and the Subsidiary (collectively, the "Company") currently have no employees and limited operations. The Company is presently seeking to (i) license the Subsidiary's drug discovery technologies, (ii) engage in joint ventures that will utilize the Subsidiary's drug discovery technologies and (iii) use a portion of their available cash to acquire or invest in companies or income producing assets. While such companies or assets might be in the biotechnology or pharmaceutical industries, the Company will consider acquisitions or investments in other industries as well. Cadus changed its name to Cadus Corporation from Cadus Pharmaceutical Corporation on June 20, 2003. The change in name was approved by Cadus's stockholders at Cadus's Annual Meeting of Stockholders held on June 18, 2003.

On July 30, 1999, Cadus sold to OSI, pursuant to an asset purchase agreement, its drug discovery programs focused on G Protein-coupled receptors, its directed library of approximately 150,000 small molecule compounds specifically designed for drug discovery in the G Protein-coupled receptor arena, its collaboration with Solvay Pharmaceuticals B.V. ("Solvay Pharmaceuticals"), its lease to its research facility in Tarrytown, New York together with the furniture and fixtures and its lease to equipment in the facility, and its inventory of laboratory supplies. Pursuant to such sale transaction, OSI assumed Cadus's lease to Cadus's research facility in Tarrytown, New York, Cadus's equipment lease with General Electric Capital Corporation ("GECC") and Cadus's research collaboration and license agreement with Solvay Pharmaceuticals. As consideration for the sale, Cadus received approximately $1,500,000 in cash and OSI assumed certain liabilities of Cadus relating to employees hired by OSI aggregating approximately $133,000. In addition, Cadus would be entitled to royalties and up to $3.0 million in milestone payments on the first product derived from compounds sold to OSI or from the collaboration with Solvay Pharmaceuticals. Cadus licensed to OSI on a non-exclusive basis certain technology solely to enable OSI to fulfill its obligations under the collaboration with Solvay Pharmaceuticals. Cadus also licensed to OSI on a non-exclusive basis certain proprietary software and technology relating to chemical resins in order to enable OSI to fully benefit from the compounds it acquired from Cadus. Cadus retained ownership of all its other assets, including its core yeast technology for developing drug discovery assays, its collection of over 25,000 proprietary yeast strains, human and mammalian cell lines, and genetic engineering tools and its genomics databases related to G Protein-coupled receptors. Cadus ceased its drug discovery operations and research efforts for collaborators as a result of this transaction and terminated all employees who were not hired by OSI or who did not voluntarily resign, except for the Chief Executive Officer who resigned in April 2000. The

Company's current Chief Executive Officer is a consultant. See Item 10. Directors and Executive Officers of the Company.

Prior to July 30, 1999, Cadus developed several proprietary technologies that exploit the similarities between yeast and human genes to elucidate gene function and cell signaling pathways. In February 2000, Cadus licensed its yeast technologies and its bioinformatics software to OSI on a non-exclusive basis. In December 2001, Cadus transferred all of its patents, patent applications, know how, licenses and drug discovery technologies to the Subsidiary. In December 2001, the Subsidiary licensed its yeast technologies to a major pharmaceutical company on a non-exclusive basis. The Subsidiary is seeking to license these technologies to other third parties on a non-exclusive basis. Three of these technologies are used to identify small molecules that act as agonists or antagonists to cell surface receptors: (i) a hybrid yeast cell technology that expresses a functioning human receptor and a portion of its signaling pathway in a yeast cell, (ii) the Autocrine Peptide Expression ("Apex™") system that expresses in a hybrid yeast cell both a known human ligand and the receptor that is activated by that ligand and (iii) the Company's Self Selecting Combinatorial Library ("SSCL™") technologies, which are used to identify a ligand that activates a targeted orphan receptor (a receptor whose function is not known).

## The Company's Drug Discovery Technologies

*Background*

The human body is comprised primarily of specialized cells that perform different physiological functions and that are organized into organs and tissues. All human cells contain DNA, which is arranged in a series of subunits known as genes. It is estimated that there are approximately 100,000 genes in the human genome. Genes are responsible for the production of proteins. Proteins such as hormones, enzymes and receptors are responsible for managing most of the physiological functions of humans, including regulating the body's immune system. Thus, genes are the indirect control center for all physiological functions. Over the last few decades, there has been a growing recognition that many major diseases have a genetic basis. It is now well established that genes play an important role in diseases such as cancer, cardiovascular disease, psychiatric disorders, obesity, and metabolic diseases. Significant resources are being focused on genomics research based on the belief that the sequence and function of a gene, and the protein that gene expresses, will lead to an understanding of that gene's role in the functioning and malfunctioning of cells. This understanding is expected in turn to lead to therapeutic and diagnostic applications focused on molecular targets associated with the gene and the protein it expresses.

Cell surface receptors are an important class of proteins involved in cellular functioning because they are the primary mediators of cell to cell communication. Their location on the cell surface also makes them the most accessible targets for drug discovery. Cellular communication occurs when one cell releases a chemical messenger, called a "ligand," which communicates with another cell by binding to and activating the receptor on the exterior of the second cell. Typically, a ligand binds only with one specific receptor or families of related receptors. This binding event activates the receptor triggering the transmission of a message through a cascade of signaling molecules from the exterior to the interior of the cell. This process is called signal transduction. When the signal is transmitted into the interior of the cell, it may, among other things, activate or suppress specific genes that switch on or switch off specific biological functions of the cell. The biological response of the cell, such as the secretion of a protein, depends primarily on the specific ligand and receptor involved in the communication.

Many diseases, such as cancer, stem from the malfunctioning of cellular communication. Efforts to treat a particular disease often concentrate on developing drugs that interact with the receptor or signaling pathway believed to be associated with the malfunction. These drugs work by inhibiting or enhancing the transmission of a signal through the cascade of signaling molecules triggered by the receptor. Drugs that inhibit signal transduction by blocking a receptor or the intracellular proteins that carry the signal sent by a receptor are called antagonists and those that enhance signal transduction by stimulating a receptor or associated intracellular proteins are called agonists.

Human cells carry many different types of receptors. Receptors are classified into groups based upon similarities in their chemistry and structure. Some of the major receptor groups involved in signal transduction are: G Protein–coupled receptors, tyrosine kinase receptors and multisubunit immune recognition receptors. G Protein–coupled receptors, which are located on the surface of the cell, constitute the largest group of receptors. In humans, G Protein–coupled receptors are involved in many of the body's most basic functions, including heartbeat, sight, sense of smell, cognition and behavior and also mediate most of the body's basic responses such as secretion from glands, contractility of blood vessels, movement of cells, growth and cell death. Tyrosine kinase coupled receptors are involved in cell growth and differentiation. Multisubunit immune recognition receptors activate the body's immune defense system.

There are approximately 2,000 G Protein–coupled receptors estimated to be in the human genome, half of which are believed to be involved in taste, smell and sight. The importance of G Protein–coupled receptors is demonstrated by the fact that a large number of currently available prescription drugs work by interacting with known G Protein–coupled receptors. These drugs include the anti–ulcer agents Zantac and Tagamet, the anti-depressants Prozac and Zoloft, and the anti-histamine Claritin. Many of these drugs were developed through the application of time consuming and expensive trial and error methods without an understanding of the chemistry and structure of the G Protein–coupled receptors with which they interact. More efficient drug discovery methods are available once the gene sequence, biological function and role in disease processes of a G Protein–coupled receptor have been determined.

The sequences and functions of several hundred human G Protein-coupled receptors have been identified. The Company believes that the identification of the gene sequences and functions of the remaining G Protein-coupled receptors (other than those involved in taste, smell or sight) will yield a substantial number of potential drug discovery targets. Scientists working on the Human Genome Project have sequenced portions of thousands of genes and have published such sequences or placed them in public databases. Although the Human Genome Project has produced and made publicly available an ever increasing volume of raw DNA sequences (including sequence fragments that may represent portions of human G Protein-coupled receptors), such data cannot be used in drug discovery until (i) a DNA sequence is recognized to comprise a portion of a G Protein-coupled receptor (ii) the full DNA sequence of the G Protein-coupled receptor is identified, (iii) the function of the G Protein-coupled receptor is elucidated, and (iv) agonists and/or antagonists for the G Protein-coupled receptor are identified.

*Traditional Drug Discovery*

Drug discovery consists of three key elements: (i) the target, such as a receptor, on which the drug will act, (ii) the potential drug candidates, which include organic chemicals, proteins or peptides, and (iii) the assays or tests to screen these compounds to determine their effect on the target.

Historically, drug discovery has been an inefficient and expensive process. Traditional drug discovery has been hampered by the limited number of known targets and a reliance on *in vitro* assays as a format in which to test compounds. Until scientists began to define the molecular structure of receptors and ligands, there was no simple method to determine the function of such molecules in the cell and, therefore, their utility as drug discovery targets. Even when the target's molecular structure is known, incorporating that target effectively into an *in vitro* assay can be difficult. For example, all known G Protein–coupled receptors are woven through the cell membrane seven times in a very complex, looped structure that cannot be maintained when the isolated protein is put into an *in vitro* assay format. If an assay does not accurately replicate the structure of a target receptor, the compounds identified in the assay may not function as expected when applied to the target receptor on a living cell. Furthermore, receptors, signal transduction proteins and other molecular targets for therapeutic intervention do not exist in isolation in the cell. Their functional activity results from a complex interrelationship with numerous other molecules within the cell. Consequently, traditional drug screening assays often identify compounds as potential drug candidates which, when tested in living cells, prove to have no useful activity or are even toxic. A variety of methods have been developed to address these problems, including using living cells in assays. However, most live cell assays are slow, complex and expensive to maintain.

In recent years, scientific advances have created new and improved tools for drug discovery. For example, molecular biology is identifying a growing number of targets and their gene sequences. There have been significant developments in turning these gene sequences into drug discovery candidates. Cells have been genetically engineered to produce assays that more effectively replicate the physiological environment of a living organism. Robotics have enabled the creation of high–throughput screening systems. Combinatorial chemistry has enhanced the ability to optimize lead compounds by improving their pharmacological characteristics. However, due to the complexity of G Protein–coupled receptors and limited knowledge of their gene sequences and function, these advances do not offer a comprehensive, rapid and cost effective approach to the identification of drug discovery candidates targeted at G Protein–coupled receptors.

*Yeast*

The Company has developed technologies based on yeast that are useful in identifying drug discovery candidates targeted at G Protein-coupled receptors. Yeast is a single–celled microorganism that is commonly used to make bread, beer and wine. In the 1980's, scientists discovered structural and functional similarities between yeast cells and human cells. Both yeast and human cells consist of a membrane, an intracellular region and a nucleus containing genes. Basic cellular processes, including metabolism, cell division, DNA and RNA synthesis and signal transduction, are the same in both human and yeast cells. Yeast also have signal transduction pathways that function similarly to human cell pathways. More than 40 percent of all human gene classes have functional equivalents in yeast. The genes in yeast express proteins, including cell–surface receptors such as G Protein–coupled receptors and signaling molecules such as protein kinases, that are similar to human proteins.

The Company believes that yeast cells have several important characteristics that are useful in drug discovery.

- The strong correlation between human and yeast gene classes enables the evaluation of the biological function of human proteins, including receptors and signaling molecules, of unknown function. Proteins with comparable gene sequences frequently carry out similar functions. This fact can be used to determine the function of a human gene by genetically engineering a yeast cell to replace a yeast gene coding for a known function with the human gene suspected of having a comparable function. If the yeast cell retains its normal function, it suggests that the human gene and its protein have a biological function similar to that of their yeast counterparts. Consequently, genetically engineered yeast cells can replicate human gene function and provide a biologically relevant context for evaluating interactions between receptors and their related signaling pathways.

- In 1996, the yeast genome was fully sequenced. This knowledge has facilitated analysis of the correlation between yeast and human gene structure and aids in the definition of human gene functions.

- While the yeast signaling mechanism bears many similarities to the human signaling mechanism, the yeast intracellular environment is less complex, thus eliminating much of the ancillary and redundant intracellular signaling pathways that exist in human cells.

- Yeast have the ability to absorb DNA fragments and incorporate them into their genome. As a result, their genetic structure can be easily manipulated using common genetic engineering techniques.

- Yeast cells replicate rapidly. Speed of replication is particularly important because creating a new yeast strain that successfully incorporates new genetic material and adapts to new conditions may take several generations and the strain that so adapts is identifiable by growth. In addition, because a yeast cell reproduces itself every two hours, compared with 24 to 48 hours for mammalian cells, a drug screen using yeast can be developed and evaluated much faster than one using human cell assays.

- Yeast can be easily and inexpensively grown in the laboratory using standard microbiological techniques and, as a consequence, can readily be used in automated screening systems.

- Yeast are resistant both to the solvents often needed to dissolve potentially active compounds and the toxins often found in natural products. Consequently, hybrid yeast cells can be used to screen libraries of synthetic compounds, combinatorial chemicals or natural products.

The Company has developed several proprietary drug discovery technologies that address many of the limitations of traditional drug discovery methods, including tools used to screen for compounds that act as agonists or antagonists to cell surface receptors and tools used to identify ligands to targeted orphan receptors. The Subsidiary is currently seeking to license these technologies on a non-exclusive basis to third parties.

*Hybrid Yeast Cells*

The Company has developed a proprietary technology to insert human genes into yeast cells to create hybrid yeast cells. The Company focused its hybrid yeast cell technology primarily on G Protein–coupled receptors. The Company's scientists typically created hybrid yeast cells by replacing yeast G Protein–coupled receptor genes and certain signaling molecules with their human equivalents. As a result, these hybrid yeast cells express a human G Protein–coupled receptor and a portion of its signaling pathway. These hybrid yeast cells can be used to identify those compounds that act as agonists or antagonists to that receptor or a molecule that is in its signaling pathway. The Company has also created hybrid yeast cells using other classes of human cell–surface receptors that have a functional equivalent in yeast. To facilitate drug screen development, the Company has designed and developed more than twenty-five thousand genetically different yeast strains that can be used to build novel hybrid yeast cells.

The Company believes that hybrid yeast cells are highly effective for screening compounds. Hybrid yeast cells can be used to measure the biological activity of the human signaling pathway in which intervention is desired. In addition, hybrid yeast cells contain a single human receptor which connects to a defined signaling pathway. Accordingly, a specific change in cell behavior, such as replication, is easily monitored and can be attributed to the compound being tested. Also, because different human genes can be inserted into yeast, hybrid yeast cells enable the user to identify compounds that act at virtually any site in the human cell signaling pathway. These sites include the ligand binding site on the receptor, as well as other sites on the receptor, and the protein components of individual signaling pathways. Moreover, because yeast are resistant to solvents and toxins often used to dissolve test compounds, hybrid yeast cells can be used to screen synthetic organic libraries, combinatorial libraries and natural product libraries. Hybrid yeast cells can also be used to perform high throughput screening of compound libraries.

The Company has developed a biological database that catalogues the Company's collection of proprietary cells, cell lines, yeast strains and genetic engineering tools. This database currently has approximately 30,000 entries, that include the phenotype and the genotype of the cell or yeast strain and its storage site.

*Autocrine Peptide Expression System (Apex™)*

The Company extended its hybrid yeast cell technology to develop a novel drug screening technology. Biological signaling frequently involves the concerted behavior of at least two cells: one that sends the signal and a second that receives and responds to that signal. The Company's scientists converted this natural multi–cell process into a single cell process by inserting into a hybrid yeast cell both the human G Protein–coupled receptor and the gene that causes the yeast cell to produce the ligand that naturally binds to the receptor being expressed by the same hybrid yeast cell. As a result, the Company's scientists made the cell self–stimulating, or "autocrine," in that it both sends a signal through production and secretion of a ligand and responds, by replication, to that same signal through the receptor. The Company believes that the autocrine nature of the *Apex*™ system makes it an effective tool for the identification of compounds that act as agonists or antagonists with respect to that receptor or a molecular target in its signaling pathway. As a result, drug screening may be conducted in an accelerated, cost effective process as compared to conventional screening techniques.

*Self Selecting Combinatorial Library Technology (SSCL™)*

The Company developed its proprietary SSCL™ technology to identify a ligand that activates an orphan receptor. The *SSCL*™ technology involves the creation of a library of peptides encoded in DNA, called a combinatorial peptide expression library. This library is inserted into a strain of hybrid yeast cells that all express the same orphan receptor. The activation of this receptor is functionally coupled with cell replication. Each of the millions of yeast cells in the strain incorporates a different peptide encoded in DNA, resulting in a library of yeast cells which all express the same orphan receptor but are each programmed to secrete a different peptide. Most of the secreted peptides have no effect on the orphan receptor and the hybrid yeast cells producing these peptides do not replicate. The Company estimates that one in a million hybrid yeast cells generates a peptide ligand that activates the orphan receptor. These particular hybrid yeast cells replicate and, therefore, are readily identified. Thus, the *SSCL*™ technology uses self selection to identify the ligand that binds to the targeted orphan receptor. The sequence of the peptide ligand can then be rapidly identified and undergo further evaluation. One to ten million peptides can be tested in a matter of hours. The Company has used its *SSCL*™ technology to successfully identify ligands to orphan receptors in less than a month, significantly accelerating this step in the drug discovery process. Identifying ligands to orphan receptors is the critical first step in determining the biological function of orphan receptors and demonstrating their value as drug discovery targets.

The strains of hybrid yeast cells constructed for the *SSCL™* can simultaneously be used as screens for large libraries of chemical compounds. This capability enabled the Company to seek to identify a peptide ligand to an orphan receptor while simultaneously creating a high throughput screen for small molecule agonists and antagonists to that receptor.

*Bioinformatics for Target Identification*

The Company has developed proprietary software algorithms that can be used to rapidly search through the data generated by the Human Genome Project for DNA sequences that are likely to be those of G Protein-coupled receptors.

*Human Orphan G Protein-Coupled Receptors*

On July 25, 1998, the Company entered into a collaboration agreement with Genome Therapeutics Corporation ("GTC"), which has bioinformatics technologies and know-how that it uses to identify and sequence orphan G Protein-coupled receptors. Pursuant to the collaboration, the Company and GTC identified and isolated fifty-six (56) human orphan G Protein-coupled receptors. The rights to such fifty-six (56) human orphan G Protein-coupled receptors are owned jointly by the Company and GTC. Each of the Company and GTC will share in any research funding, equity investments, license fees, milestone payments and royalties that may be received from third party pharmaceutical companies that enter into collaboration agreements with the Company and/or GTC with respect to such G Protein-coupled receptors. As of November 1999, the Company and GTC ceased collaborating.

**Investment in Sequenom, Inc.**

The Company had an equity interest in Axiom Biotechnologies Inc. ("Axiom"). On August 30, 2002, Axiom entered into a merger agreement with a wholly owned subsidiary of Sequenom, Inc. ("Sequenom"). Pursuant to the merger, Cadus originally received 441,446 shares of common stock in Sequenom, a publicly traded company, in exchange for its equity interest in Axiom. Of these 441,446 shares, 38,507 shares were forfeited pursuant to indemnification provisions of the merger agreement.

## Collaborative Arrangements

The Company no longer has any collaborations with pharmaceutical companies. The Bristol-Myers Squibb Company collaboration expired in July 1999, the Solvay Pharmaceuticals collaboration was assigned to OSI in July 1999 and the Company and SmithKline Beecham p.l.c. agreed to terminate their collaboration in September 1999. Each of Bristol-Myers Squibb Company and SmithKline Beecham p.l.c. is required to make payments to the Company upon the achievement by it of certain pre-clinical and drug development milestones and to pay the Company royalties on the sale of any drugs developed as a result of the research collaboration with the Company or through the use of the Company's drug discovery technologies. There can be no assurance that any such milestones will be achieved or any such drugs developed.

## Licensing Arrangements

In February 2000, Cadus licensed to OSI, on a non-exclusive basis, its yeast technologies, including various reagents and its library of over 25,000 yeast strains, and its bioinformatics software. OSI paid to Cadus a license fee of $100,000 and an access fee of $600,000. OSI is also obligated to pay an annual maintenance fee of $100,000 until the earlier of 2010 or the termination of the license and a supplemental license fee of $250,000, which was paid in December 2000 after the lifting of the injunction obtained by a plaintiff in a patent infringement action against Cadus. OSI may terminate the license at any time on 30 days prior written notice. In December 2001, Cadus transferred its license with OSI to the Subsidiary.

In December 2001, the Subsidiary licensed to a major pharmaceutical company, on a non-exclusive basis, its yeast technologies, including various reagents and its library of over 25,000 yeast strains. The licensee paid to the Subsidiary an up-front non-refundable fee of $500,000. In October 2002, the licensee paid to the Subsidiary an additional $1,000,000 when the licensee achieved a research milestone. On September 12, 2003, the parties entered into an addendum to the agreement pursuant to which the Company extended the license to an affiliate of the licensee in consideration for the licensee agreeing to pay $120,000 to the Company. The license terminates on December 31, 2006; however the licensee may extend the term for additional one-year periods by paying to the Subsidiary $250,000 for each one-year extension. The Subsidiary is seeking to license its yeast technologies to other third parties on a non-exclusive basis.

## Patents, Proprietary Technology and Trade Secrets

The Subsidiary relies upon patents and trade secrets to protect its proprietary technologies. As of March 15, 2005, the Subsidiary is the assignee of 13 issued U.S. patents and 30 related granted foreign patents covering aspects of its yeast technology and is the exclusive worldwide licensee of four issued U.S. patents and 18 related granted foreign patents for use in drug discovery. In addition, as of such date, the Subsidiary has filed or held licenses to 15 other U.S. patent applications, as well as 13 related foreign patent applications.

Cadus has obtained from Duke University an exclusive worldwide license to three issued U.S. patents and U.S. and international patent applications covering hybrid yeast cell technologies, which Cadus transferred to the Subsidiary in December 2001. These patents and patent applications are directed to hybrid yeast cells engineered to express human G Protein-coupled receptors and to methods of their use. In consideration for such license, the Subsidiary pays a minimum annual royalty and is required to make payments upon the achievement by the Subsidiary of certain drug development milestones and to pay royalties (net of minimum royalties) on the sale of drugs by the Subsidiary which were initially identified by the Subsidiary through the use of the licensed technology. In lieu of milestones and royalty payments on sales of drugs by sublicensees initially identified by sublicensees through the use of the licensed technology, the Subsidiary pays an annual fee (net of the minimum annual royalty) for each sublicense granted by it to such technology.

Cadus has also filed patent applications based on inventions by Cadus's scientists directed to hybrid yeast cells and yeast cells engineered to produce both peptide libraries and human proteins that can function in certain signal transduction pathways of the engineered yeast cell. These applications seek to protect aspects of the Apex™ and SSCL™ technologies. Cadus has also filed patent applications directed to methods, constructs and reagents, including engineered cells, for discovering ligands to orphan receptors. Peptides, and mimetics thereof, which have been discovered using the SSCL™ technology are also covered in these patent applications both as compositions and for their therapeutic use. Cadus transferred these patent applications to the Subsidiary in December 2001.

The Company has granted a non-exclusive license to use several of its patents and patent applications relating to its yeast–based technologies to OSI and, for certain limited purposes, to a major pharmaceutical company and Solvay Pharmaceuticals.

In addition to patent protection, the Company relies upon trade secrets and proprietary know–how to maintain its competitive position. To maintain the confidentiality of its trade secrets and proprietary information, the Company has generally required its employees and consultants to execute confidentiality agreements upon the commencement of their relationships with the Company. Such agreements with employees and consultants also provide that all inventions resulting from work performed by them while in the employ of the Company will be the exclusive property of the Company.

Patent law as it relates to inventions in the biotechnology field is still evolving, and involves complex legal and factual questions for which legal principles are not firmly established. Accordingly, no predictions can be made regarding the breadth or enforceability of claims allowed in the patents that have been issued to the Company or its licensors or in patents that may be issued to the Company or its licensors in the future. Accordingly, no assurance can be given that the claims in such patents, either as initially allowed by the United States Patent and Trademark Office or any of its foreign counterparts or as may be subsequently interpreted by courts inside or outside the United States, will be sufficiently broad to protect the Company's proprietary rights, will be commercially valuable or will provide competitive advantages to the Company and its present or future collaborative partners or licensees. Further, there can be no assurance that patents will be granted with respect to any of the Company's pending patent applications or with respect to any patent applications filed by the Company in the future. There can be no assurance that any of the Company's issued or licensed patents would ultimately be held valid or that efforts to defend any of its patents, trade secrets, know–how or other intellectual property rights would be successful.

The field of gene discovery has become intensely competitive. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents covering their gene discoveries. Some of these applications or patents may be competitive with the Company's applications or conflict in certain respects with claims made under the Company's applications. Moreover, because patent applications in the United States are maintained in secrecy until patents issue and because patent applications in certain other countries generally are not published until more than eighteen months after they are filed and because publication of technological developments in the scientific or patent literature often lags behind the date of such developments, the Company cannot be certain that it was the first to invent the subject matter covered by its patents or patent applications or that it was the first to file patent applications for such inventions. If an issue regarding priority of inventions were to arise with respect to any of the patents or patent applications of the Company or its licensors, the Company might have to participate in litigation or interference proceedings declared by the United States Patent and Trademark Office or similar agencies in other countries to determine priority of invention. Any such participation could result in substantial cost to the Company, even if the eventual outcome were favorable to the Company.

In some cases, litigation or other proceedings may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company or its licensors, to protect trade secrets, know–how or other intellectual property rights owned by the Company, or to determine the scope and validity of the proprietary rights of third parties. Such litigation could result in substantial cost to and diversion of resources by the Company. An adverse outcome in any such litigation or proceeding could subject the Company to significant liabilities, require the Company to cease using the subject technology or require the Company to license the subject technology from the third party, all of which could have a material adverse effect on the Company's business, financial condition and results of operations. If any licenses are required, there can be no assurance that the Company will be able to obtain any such license on commercially favorable terms, if at all, and if these licenses are not obtained, the Company might be prevented from using certain of its technologies.

In July 1996, SIBIA (which was acquired by Merck & Co. in 1999) commenced a patent infringement action against Cadus alleging infringement by Cadus of a patent concerning the use of cells, engineered to express any type of cell surface receptor and a reporter gene, used to report results in the screening of compounds against target assays and seeking injunctive relief and monetary damages. After trial, on December 18, 1998, the jury issued a verdict in favor of SIBIA and awarded SIBIA $18.0 million in damages. On January 29, 1999 the United States District Court granted SIBIA's request for injunctive relief that precluded Cadus from using the method claimed in SIBIA's patent. On February 26, 1999, the United States District Court denied Cadus's motions to set aside the jury verdict, to grant a new trial and to reduce or set aside the $18.0 million judgment awarded by the jury. Cadus appealed the judgment. In order to stay execution pending appeal of the

$18.0 million judgment obtained by SIBIA, in March 1999, Cadus deposited $18.5 million in escrow to secure payment of the judgments in the event Cadus were to lose the appeal. On September 6, 2000 the United States Court of Appeals ruled in favor of Cadus and overturned the prior judgment entered by the U.S. District Court. The Court of Appeals ruled that the claims of the SIBIA patent asserted against Cadus were invalid and that the District Court erred in denying Cadus's motion for judgment as a matter of law on the issue of invalidity. On October 30, 2000, the U.S. District Court set aside the $18.0 million judgment in favor of SIBIA and vacated the injunction against Cadus. Separately, in October 2000, Cadus obtained the release of the cash escrow of $19.9 million representing the original $18.5 million and interest that accumulated thereon.

**Competition**

The biotechnology and pharmaceutical industries are intensely competitive. The Company's technologies consist principally of genetically engineered yeast cells. The Company is aware of companies, such as American Home Products Corporation and Glaxo Smith Kline, Plc, that may use yeast as a drug discovery medium. In addition, many smaller companies are pursuing these areas of research. The Company is also aware of other companies that are inserting human orphan G Protein-coupled receptors into yeast and other cells and using these hybrid cells for drug discovery purposes. Certain other companies are seeking to determine the functions of human orphan G Protein-coupled receptors by identifying agonists to these receptors and by other research methods. All of the above companies are significant competitors of the Company. Many of the Company's competitors have greater financial and human resources, and more experience in research and development than the Company. There can be no assurance that competitors of the Company will not develop competing drug discovery technologies that are more effective than those developed by the Company thereby rendering the Company's drug discovery technologies obsolete or noncompetitive. Moreover, there can be no assurance that the Company's competitors will not obtain patent protection or other intellectual property rights that would limit the Company's ability to use or license its drug discovery technologies, which could have a material adverse effect on the Company's business, financial condition and results of operations.

In order to compete successfully, the Company's goal is to obtain patent protection for its drug discovery technologies and to make these technologies available to pharmaceutical and biotechnology companies through licensing arrangements for use in discovering drugs. There can be no assurance, however, that the Company will obtain patents covering its technologies that protect it against competitors. Moreover, there can be no assurance that the Company's competitors will not succeed in developing technologies that circumvent the Company's technologies or that such competitors will not succeed in developing technologies that are more effective than those developed by the Company or that would render technology of the Company less competitive or obsolete.

**Government Regulation**

The development, manufacturing and marketing of drugs developed through the use of the Company's technologies are subject to regulation by numerous governmental agencies in the United States and in other countries. To date, none of the Company's technologies has resulted in any clinical drug candidates. The FDA and comparable regulatory agencies in other countries impose mandatory procedures and standards for the conduct of certain preclinical testing and clinical trials and the production and marketing of drugs for human therapeutic use. Product development and approval of a new drug are likely to take a number of years and involve the expenditure of substantial resources.

The steps required by the FDA before new drugs may be marketed in the United States include:(i) preclinical studies; (ii) the submission to the FDA of a request for authorization to conduct clinical trials on an investigational new drug (an "IND"); (iii) adequate and well–controlled clinical trials to establish the safety and efficacy of the drug for its intended use; (iv) submission to the FDA of a new drug application (an "NDA"); and (v) review and approval of the NDA by the FDA before the drug may be shipped or sold commercially.

In the United States, preclinical testing includes both *in vitro* and *in vivo* laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Laboratories involved in preclinical testing must comply with FDA regulations regarding Good Laboratory Practices. Preclinical testing results are submitted to the FDA as part of the IND and are reviewed by the FDA prior to the commencement of human clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in the commencement of human clinical trials.

Clinical trials, which involve the administration of the investigational drug to healthy volunteers or to patients under the supervision of a qualified principal investigator, are typically conducted in three sequential phases, although the phases may overlap with one another. Clinical trials must be conducted in accordance with Good Clinical Practices under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent Institutional Review Board (the "IRB") at the institution where the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Compounds must be formulated according to the FDA's Good Manufacturing Practices ("GMP").

Phase I clinical trials represent the initial administration of the investigational drug to a small group of healthy human subjects or, more rarely, to a group of selected patients with the targeted disease or disorder. The goal of Phase I clinical trials is typically to test for safety (adverse effects), dose tolerance, absorption, bio–distribution, metabolism, excretion and clinical pharmacology and, if possible, to gain early evidence regarding efficacy.

Phase II clinical trials involve a small sample of the actual intended patient population and seek to assess the efficacy of the drug for specific targeted indications, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects.

Once an investigational drug is found to have some efficacy and an acceptable safety profile in the targeted patient population, Phase III clinical trials are initiated to establish further clinical safety and efficacy of the investigational drug in a broader sample of the general patient population at geographically dispersed study sites in order to determine the overall risk–benefit ratio of the drug and to provide an adequate basis for all physician labeling. The results of the research and product development, manufacturing, preclinical testing, clinical trials and related information are submitted to the FDA in the form of an NDA for approval of the marketing and shipment of the drug.

Timetables for the various phases of clinical trials and NDA approval cannot be predicted with any certainty. The Company or the FDA may suspend clinical trials at any time if it is believed that individuals participating in such trials are being exposed to unacceptable health risks. Even assuming that clinical trials are completed and that an NDA is submitted to the FDA, there can be no assurance that the NDA will be reviewed by the FDA in a timely manner or that once reviewed, the NDA will be approved. The approval process is affected by a number of factors, including the severity of the targeted indications, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. The FDA may deny an NDA if applicable regulatory criteria are not satisfied, or may require additional testing or information with respect to the investigational drug. Even if initial FDA approval is obtained, further studies, including post–market studies, may be required in order to provide additional data on safety and will be required in order to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. The FDA will also require post–market reporting and may require surveillance programs to monitor the side effects of the drug. Results of post–marketing programs may limit or expand the further marketing of the drug. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling, an NDA supplement may be required to be submitted to the FDA.

Each manufacturing establishment for new drugs is also required to receive some form of approval by the FDA. Among the conditions for such approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to GMP, which must be followed at all times. In complying with standards set forth in these regulations, manufacturers must continue to expend time, monies and effort in the area of production and quality control to ensure full technical compliance. Manufacturing establishments, both foreign and domestic, are also subject to inspections by or under the authority of the FDA and may be subject to inspections by foreign and other Federal, state or local agencies.

There can be no assurance that the regulatory framework described above will not change or that additional regulations will not arise that may affect approval of or delay an IND or an NDA. The Company has no preclinical or clinical development expertise and intends to rely on third party clinical research organizations to design and conduct most of such activities if required.

Prior to the commencement of marketing a product in other countries, regulatory approval in such countries is required, whether or not FDA approval has been obtained for such product. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval may be longer or shorter than the time required for

FDA approval. Although there are some procedures for unified filings for certain European countries, in general, each country has its own procedures and requirements.

The Company is also subject to regulation under other Federal laws and regulation under state and local laws, including laws relating to occupational safety, laboratory practices, the use, handling and disposition of radioactive materials, environmental protection and hazardous substance control. Although the Company believes that it is in compliance with these laws and regulations in all material respects, there can be no assurance that it will not be required to incur significant costs to comply with environmental and other laws or regulations in the future.

**Employees**

As of March 15, 2005, the Company had no employees. David Blitz, the acting Chief Executive Officer of Cadus and the Subsidiary, is not an employee of Cadus or the Subsidiary, and is serving under a consulting arrangement as the acting Chief Executive Officer of Cadus and the Subsidiary at the rate of $25,000 per annum.

**Item 2. Properties.**

Cadus leases storage space on a month-to-month basis in Tarrytown, New York.

**Item 3. Legal Proceedings.**

The Company is not a party to any legal proceedings.

**Item 4. Submission to a Vote of Security Holders.**

No matter was submitted to a vote of security holders of the Company during the fourth quarter of the fiscal year covered by this report.

## PART II

**Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.**

Cadus's common stock, $.01 par value per share (the "Common Stock"), was traded on the Nasdaq National Market under the symbol KDUS until September 27, 1999 when it was delisted. Since September 27, 1999, Cadus's Common Stock has traded on the over-the-counter bulletin board under the symbol KDUS.OB. The table below sets forth the high and low sales price per share of the Common Stock for the periods indicated, as reported by the over-the-counter bulletin board.

| **Fiscal Year 2004** | **High** | **Low** |
|---|---|---|
| First quarter ended March 31, 2004 | $1.73 | $1.44 |
| Second quarter ended June 30, 2004 | $1.68 | $1.56 |

| | | |
|---|---|---|
| Third quarter ended September 30, 2004 | $1.66 | $1.53 |
| Fourth quarter ended December 31, 2004 | $1.61 | $1.54 |
| **Fiscal Year 2003** | **High** | **Low** |
| First quarter ended March 31, 2003 | $1.16 | $1.03 |
| Second quarter ended June 30, 2003 | $1.48 | $1.13 |
| Third quarter ended September 30, 2003 | $1.51 | $1.36 |
| Fourth quarter ended December 31, 2003 | $1.57 | $1.39 |

As of March 15, 2005, there were approximately 68 holders of record of Cadus's Common Stock.

Cadus has not declared or paid any cash dividends on its Common Stock during the past two fiscal years and does not anticipate paying any such dividends in the foreseeable future. Cadus intends to retain any earnings for the growth of and for use in its business.

**Recent Sales of Unregistered Securities.**

Within the past three years, Cadus has not issued and sold securities that were not registered under the Securities Act of 1933, as amended (the "Act").

**Item 6. Selected Financial Data.**

The selected financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included elsewhere in this report.

| Statement of Operations Data: | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| | | (dollars in thousands, except share and per share data) | | | |
| Revenues | $ 100 | $ 220 | $1,100 | $600 | $979 |
| Operating costs and expenses: | | | | | |
| Total costs and expenses | 778 | 837 | 886 | 1,077 | 2,389 |
| Operating (loss) gain | ( 678) | ( 617) | 214 | (477) | (1,411) |
| Net (loss) income | ($ 394) | ($ 190)[1] | $1,316[2] | ($317)[3] | $18,051[4] |
| Basic and diluted net (loss) income per share | ($ 0.03) | ($ 0.01) | $0.10 | ($0.02) | $1.37 |
| Shares used in calculation of basic and diluted net (loss) income per share | 13,144,040 | 13,144,040 | 13,144,040 | 13,144,040 | 13,133,615 |

Year Ended December 31,

| Balance Sheet Data: | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| | | | (in thousands) | | |
| Cash and cash equivalents | $24,046 | $24,369 | $24,923 | $24,469 | $24,383 |
| Total assets | 25,546 | 26,807 | 26,870 | 26,201 | 25,709 |
| Accumulated deficit | (33,589) | (33,196) | (33,006) | (34,322) | (34,005) |
| Stockholders' equity | 25,532 | 26,758 | 26,458 | 25,356 | 25,672 |

December 31,

Cadus has not paid any dividends since its inception and does not anticipate paying any dividends on its common stock in the foreseeable future.

(1) The net loss of $190,000 for the year ended December 31, 2003 includes a realized gain of $313,189 related to common shares of Sequenom released from escrow which had been received in connection with the merger of Axiom (in which Cadus had an equity interest) with Sequenom.

(2) The net income of $1,316,000 for the year ended December 31, 2002 includes a realized gain of $823,189 related to common shares of Sequenom received in connection with the merger of Axiom (in which Cadus had an equity interest) with Sequenom.

(3) The net loss of $317,000 for the year ended December 31, 2001 includes an arbitration award cost of approximately $750,000 to a former employee and a $155,402 reimbursement of SIBIA litigation costs offset by legal costs of $29,786.

(4) The net income of $18.1 million for the year ended December 31, 2000 includes the reversal of the reserve for litigation damages of $18.8 million (net of legal costs) as a result of the reversal by the Court of Appeals on September 6, 2000 of the judgment that had been obtained by SIBIA in December 1998.

## Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123R *"Share Based Payment."* This statement is a revision to SFAS No. 123, supersedes Accounting Principles Board ("APB") No. 25, *"Accounting* *for Stock Issued to Employees,"* and amends SFAS No. 95, *"Statement of Cash Flows."* This statement will require the Company to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements, and is effective for the first interim reporting period that begins after June 15, 2005.

SFAS No. 123R permits public companies to choose between the following two adoption methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date, or

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using the APB No. 25 intrinsic value method and recognizes no compensation cost for employee stock options. The impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, valuation of employee stock options under SFAS No. 123R is similar to SFAS No. 123, with minor exceptions. The adoption of SFAS No. 123R's fair value method may have an impact on the Company's results of operations, although it will have no impact on its overall financial position. Due to timing of the release of SFAS No. 123R, the Company has not yet completed the analysis of the ultimate impact that this new pronouncement will have on the results of operations, nor the method of adoption for this new standard.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions*. SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

In March 2004, the FASB Emerging Issues Task Force (EITF) released Issue No. 03-1, "*The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*." EITF 03-1 provides guidance for determining whether impairment for certain debt and equity investments is other-than-temporary and the measurement of an impaired loss. The recognition and measurement requirements of EITF 03-1 were initially effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB Staff issued FASB Staff Position ("FSP") EITF 03-1-1 that delayed the effective date for certain measurement and recognition guidance contained in EITF 03-1. The FSP requires that entities continue to apply previously existing "other-than-temporary" guidance until a final consensus is reached. Management does not anticipate that issuance of a final consensus will materially impact the Company's financial condition or results of operations.

## Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations.

## Overview

Cadus was incorporated in 1992 and until July 30, 1999, devoted substantially all of its resources to the development and application of novel yeast-based and other drug discovery technologies. On July 30, 1999, Cadus sold its drug discovery assets to OSI Pharmaceuticals, Inc. ("OSI") and ceased its internal drug discovery operations and research efforts for collaborative partners. Cadus terminated all employees who were not hired by OSI or who did not voluntarily resign except for the Chief Executive Officer, who resigned in April 2000. The Company's current Chief Executive Officer is a consultant. See Item 10. Directors and Officers of the Company. The Company is currently seeking to (i) license the Subsidiary's drug discovery technologies and (ii) to use a portion of its available cash to acquire or invest in companies or income producing assets. While such companies or assets might be in the biotechnology or pharmaceutical industries, the Company will consider acquisitions or investments in other industries as well.

The Company has incurred operating losses in each year since its inception except for an operating gain of approximately $214,000 for the year ended December 31, 2002. At December 31, 2004, the Company had an accumulated deficit of approximately $33.6 million. The Company's losses have resulted principally from costs incurred in connection with its research and development activities and from general and administrative costs associated with the Company's operations. These costs have exceeded the Company's revenues and interest income.

As a result of the sale of its drug discovery assets to OSI and the cessation of its internal drug discovery operations and research efforts for collaborative partners, the Company ceased to have research funding revenues and substantially reduced its operating expenses. Despite the fact that the Company has no employees and limited operations, it continues to incur general and administrative expenses. These, for the most part, relate to legal, accounting and other costs associated with maintaining a public company, legal and other costs relating to the maintenance of patents, the amortization of patents and insurance costs. For the year ended December 31, 2004, such expenses aggregated $772,388 and included patent costs (including legal fees) and license fees of approximately $268,000, legal fees (other than in connection with patents) of approximately $119,000, bookkeeping, accounting and tax preparation fees of approximately $128,000 and insurance premiums of approximately $48,000. Since the Company only had revenues of $100,000, it incurred an operating loss of $677,556 for the year ended December 31, 2004.

The following accounting policies are important to understanding the Company's financial condition and results of operations and should be read as an integral part of the discussion and analysis of the results of our operations and financial position. For additional accounting policies, see note 2 to our consolidated financial statements, "Significant Accounting Policies."

***Revenue recognition.*** The Company has entered into license agreements with two companies under which it has licensed to them its yeast technology on a non-exclusive basis. The agreements provide for the payment of non-refundable license fees to the Company. The Company recognizes the license fees as income when received, as there are no continuing performance obligations of the Company to the licensees.

***Accounting for income taxes***. As part of the process of preparing the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves the Company estimating its actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company's consolidated balance sheet. The Company must then assess the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent the Company believes that recovery is not likely, it must establish a valuation allowance. To the extent it establishes a valuation allowance or increases this allowance in a period, the Company must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining the Company's provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets.

## Results of Operations

*Years Ended December 31, 2004 and 2003*

*Revenues*

Revenues for 2004 decreased to $100,000 from $220,000 in 2003. This decrease is attributable to the Company having received a one-time fee of $120,000 in 2003 in consideration for the Company's extension of a license to an affiliate of the licensee and not having received such a fee in 2004.

*Operating Expenses*

General and administrative expenses decreased to $772,388 for 2004 from $834,631 in 2003. This decrease was attributable to a decrease of $48,754 in insurance costs, a decrease of $27,000 in license costs, a decrease of $4,899 in patent costs and professional fees, offset by an increase in sales tax of $12,960 in connection with the sale of assets to OSI in 1999. There was an increase of $5,450 in sundry expenses.

*Equity in Other Ventures*

Equity in other ventures in 2004 reflects a loss of $5,168 from the Company's investment in Laurel Partners Limited Partnership. There was a $2,117 loss in 2003 from such investment.

*Interest Income*

Interest income for 2004 increased to $255,913 from $171,218 in 2003. This increase was attributable primarily to a switch in money market funds with a higher yield. The average interest earned on invested funds was approximately 1.1% in 2004 and 0.7% in 2003.

*Net (Loss)*

The net loss for 2004 was $393,503 compared to net loss of $189,696 for 2003. The increase is primarily attributable to a $120,000 decrease in license fees in 2004 and a $313,189 realized gain on marketable securities in 2003 compared to no such gain in 2004, offset by an increase in interest income of $84,695 and a decrease in taxes and in total costs and expenses of $144,687.

*Years Ended December 31, 2003 and 2002*

*Revenues*

Revenues for 2003 decreased to $220,000 from $1,100,000 in 2002. This decrease is attributable to the Company having received in 2002 a $1,000,000 research milestone payment from a licensee which it did not receive in 2003, offset by a one-time fee of $120,000 received in 2003 in consideration for the Company's extension of a license to an affiliate of the licensee.

*Operating Expenses*

General and administrative expenses decreased to $834,631 for 2003 from $885,406 in 2002. This decrease was attributable to a decrease of $33,037 in the maintenance and protection of patents, a decrease of $23,743 in insurance costs and a decrease in directors' fees of $9,000, offset by an increase of $9,881 in shareholder relations costs and an increase of $5,124 in sundry expenses.

*Equity in Other Ventures*

Equity in other ventures in 2003 reflects a loss of $2,117 from the Company's investment in Laurel Partners Limited Partnership. There was a $692 loss in 2002 from such investment.

*Interest Income*

Interest income for 2003 decreased to $171,218 from $335,614 in 2002. This decrease was attributable primarily to the decrease in the average interest earned on invested funds to approximately 0.7% in 2003 from approximately 1.4% in 2002.

*Realized Gain on Marketable Securities*

On August 30, 2002, the Company's equity interest in Axiom was converted into 441,446 shares of common stock of Sequenom pursuant to the merger of Axiom with a subsidiary of Sequenom. The Company recorded a realized gain of $823,189 with respect to 338,761 of such shares of common stock of Sequenom in the consolidated statement of operations for the year ended December 31, 2002.

Pursuant to the merger, 102,685 shares of the Company's common shares of Sequenom were held in escrow for a one-year period. The value of the escrowed shares was recorded as a deferred gain on marketable securities in the consolidated balance sheet of the Company as of December 31, 2002. On August 30, 2003, the escrowed shares were released to the Company and accordingly, the Company recorded a realized gain on marketable securities of $313,189 in the consolidated statement of operations for the year ended December 31, 2003.

*Net (Loss) Income*

The net loss for 2003 was $189,696 compared to net income of $1,315,705 for 2002. The decrease is primarily attributable to a $880,000 decrease in license fees, a decrease of the realized gain in marketable securities of $510,000, a decrease in interest income of $164,396 offset by a decrease of $50,775 in general and administrative expenses.

**Liquidity and Capital Resources**

At December 31, 2004 the Company held cash and cash equivalents of $24.0 million. The Company's working capital at December 31, 2004 was $24.6 million.

In February 2000, Cadus licensed to OSI, on a non-exclusive basis, its yeast technologies. OSI paid to Cadus a license fee of $100,000 and an access fee of $600,000. OSI is also obligated to pay an annual maintenance fee of $100,000 until the earlier of 2010 or the termination of the license and a supplemental license fee of $250,000 which was paid in December 2000 after the lifting of the injunction obtained by SIBIA. OSI may terminate the license at any time on 30 days prior written notice. In December 2001, Cadus transferred its license with OSI to the Subsidiary.

In December 2001, the Subsidiary licensed to a major pharmaceutical company, on a non-exclusive basis, its yeast technologies. The licensee paid to the Subsidiary an up-front non-refundable fee of $500,000. In October 2002, the licensee paid to the Subsidiary an additional $1,000,000 when the licensee achieved a research milestone. In September 2003, the licensee agreed to pay to the Subsidiary an additional $120,000 pursuant to an addendum to the license agreement under which the Company extended the license to an affiliate of the licensee. The license terminates on December 31, 2006; however, the licensee may extend the term for additional one-year periods by paying to the Subsidiary $250,000 for each one-year extension.

The Company believes that its existing resources, together with interest income, will be sufficient to support its current and projected funding requirements through the end of 2006. This forecast of the period of time through which the Company's financial resources will be adequate to support its operation is a forward-looking statement that may not prove accurate and, as such, actual results may vary. The Company's capital requirements may vary as a result of a number of factors, including the transactions, if any, arising from the Company's efforts to license its technologies and otherwise realize value from its assets, the transactions, if any, arising from the Company's efforts to acquire or invest in companies or income producing assets and the expenses of pursuing such transactions.

At December 31, 2004 the Company had tax net operating loss carryforwards of approximately $29.2 million and research and development credit carryforwards of approximately $2.5 million which expire in years 2009 through 2023. The Company's ability to utilize such net operating loss and research and development credit carryforwards is subject to certain limitations due to ownership changes as defined by rules enacted with the Tax Reform Act of 1986.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

The Company's earnings and cash flows are subject to fluctuations due to changes in interest rates primarily from its investment of available cash balances in money market funds with portfolios of investment grade corporate and U.S. government securities. The Company does not believe it is materially exposed to changes in interest rates. Under its current policies the Company does not use interest rate derivative instruments to manage exposure to interest rate changes.

## Item 8. Financial Statements.

The financial statements and notes thereto may be found following Item 15 of this report. For an index to the financial statements, see Item 15.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

On May 4, 2004, the Board of Directors of the Company engaged Grant Thornton LLP as the Company's new independent accountants to replace KPMG LLP. The Board of Directors decided to solicit proposals from independent accounting firms during March 2004. After receiving these proposals and considering a variety of factors, the Board of Directors voted to engage Grant Thornton LLP as the Company's new independent accountants and to dismiss KPMG LLP effective upon the engagement of Grant Thornton LLP.

The reports of KPMG LLP on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2003 and 2002 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2003 and 2002, and during the period from January 1, 2004 through May 4, 2004, the Company did not have any disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG LLP would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2003 and 2002. During the period of time from January 1, 2002 through May 4, 2004, there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K adopted by the Securities and Exchange Commission.

During the fiscal years ended December 31, 2003 and 2002, and during the period from January 1, 2004 through May 4, 2004, the Company did not consult with Grant Thornton LLP regarding any of the matters specified in Item 304(a)(2) of Regulation S-K.

## Item 9A. Controls and Procedures

Based on the evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, the Company's President and Chief Executive Officer, who also performs functions similar to those of a principal financial officer, concluded that the Company's disclosure controls and procedures are effective in the timely identification of material information required to be included in the Company's periodic filings with the Securities and Exchange Commission. During the year ended December 31, 2004, there have been no changes in the Company's internal control over financial reporting identified in connection with the evaluation thereof, which have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## Item 9B. Other Information

None.

# PART III

**Item 10. Directors and Executive Officers of the Company.**

Information with respect to the executive officers and directors of Cadus as of March 15, 2005 is set forth below:

| Name | Age | Position |
|---|---|---|
| James R. Broach, Ph.D. | 57 | Director |
| Russell D. Glass | 42 | Director |
| Carl C. Icahn | 69 | Director |
| Peter S. Liebert, M.D. (1) | 69 | Director |
| Jack G. Wasserman (1) | 68 | Director |
| David Blitz | 73 | Chief Executive Officer and President |

---

(1) Member of the Compensation Committee.

*James R. Broach, Ph.D.,* a scientific founder of Cadus and inventor of Cadus's yeast–based drug discovery technology, has been Director of Research of Cadus since its inception. He is and has been since 1984 a Professor at Princeton University in the Department of Molecular Biology. In 1984, Dr. Broach and his collaborators were the first ones to demonstrate that human genes could be successfully implanted into yeast cells. He received his Ph.D. in Biochemistry from University of California at Berkeley and his B.S. from Yale University.

*Russell D. Glass* became a director of Cadus in June 1998. He served as President and Chief Executive Officer of Cadus from April 2000 until February 2003. Mr. Glass is a private investor. From 2002 to 2003 Mr. Glass served as Co-Chairman and Chief Investment Officer of Ranger Partners, an investment management company. From 1998 to 2002 Mr. Glass served as President and Chief Investment Officer of Icahn Associates Corp., a diversified investment firm, and as Vice-Chairman and Director of Lowestfare.com, Inc., a travel services company. Previously, Mr. Glass had been a partner in Relational Investors LLC, from 1996 to 1998, and in Premier Partners Inc., from 1988 to 1996, firms engaged in investment research and management. From 1984 to 1986 he served as an investment banker with Kidder, Peabody & Co. Previously, Mr. Glass served as a Director of Automated Travel Systems, Inc., a software development firm; Axiom Biotechnologies, a pharmacology profiling company; National Energy Group, an oil and gas exploration and production company; and Next Generation Technology Holdings, a healthcare information technology company. He currently serves as a Director of the A.G. Spanos Corporation, a national real estate developer and owner of the NFL San Diego Chargers Football Club. Mr. Glass earned a B.A. in economics from Princeton University and an M.B.A. from the Stanford University Graduate School of Business.

*Carl C. Icahn* became a director of Cadus in July 1993. Mr. Icahn has served as Chairman of the Board and a director of Starfire Holding Corporation ("Starfire") (formerly Icahn Holding Corporation), a privately-held holding company, and as Chairman of the Board and a director of various subsidiaries of Starfire, since 1984. Mr. Icahn is and has been since 1994 a majority shareholder, the Chairman of the Board and a Director of American Railcar Industries, Inc. ("ARI"), a Missouri corporation. ARI is primarily engaged in the business of manufacturing, managing, leasing and selling of railroad freight and tank cars. Mr. Icahn has also been Chairman of the Board and President of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, since 1968. Since November 1990, Mr. Icahn has been Chairman of the Board of American Property Investors, Inc., the general partner of American Real Estate Partners, L.P., a public limited partnership that invests in real estate and holds various other interests, including the interests in its subsidiaries that are engaged, among other things, in the oil and gas business and casino entertainment business. From August 1998 to August 2002, Mr. Icahn served as Chairman of the Board of Maupintour Holding LLC (f/k/a/ Lowestfare.com, LLC), an internet travel reservations company. From October 1998 through May, 2004, Mr. Icahn was the President and a director of Stratosphere Corporation, which operates the Stratosphere Hotel and Casino. Since September 29, 2000, Mr. Icahn has served as the Chairman of the Board of GB Holdings, Inc., which owns all of the outstanding stock of Atlantic Coast Entertainment Holdings, Inc., which through its wholly-owned subsidiary owns and operates The Sands Hotel and Casino in Atlantic City, New Jersey. Mr. Icahn also serves in the same capacity with Atlantic Coast Entertainment Holdings, Inc. In January 2003, Mr. Icahn became Chairman of the Board and a director of XO Communications, Inc., a telecommunications company. Mr. Icahn received his B.A. from Princeton University in 1957.

*Peter S. Liebert, M.D.,* became a director of Cadus in April 1995. Dr. Liebert has been a pediatric surgeon in private practice since 1968 and is affiliated with the Children's Hospital of Columbia Presbyterian. He is Clinical Associate Professor of Surgery, College of Physicians and Surgeons, Columbia University. He is a past president of the Westchester County Medical Society and is currently Chairman of its Finance Committee. He is also Chairman of the Board of Rx Vitamins, Inc. Dr. Liebert holds an M.D. from Harvard University Medical School and a B.A. from Princeton University.

*Jack G. Wasserman* has served as a director of Cadus since May 1996. Mr. Wasserman is an attorney and a member of the Bars of New York, Florida, and the District of Columbia. From 1966 until 2001 he was a senior partner of Wasserman, Schneider, Babb & Reed, a New York-based law firm and its predecessors. Since September 2001 Mr. Wasserman has been engaged in the practice of law as a sole practitioner. Since 1993 he has been a director of American Property Investors, Inc., the general partner of American Real Estate Partners, LP and, in 2003, became a director of its indirect subsidiaries, American Casino & Entertainment Properties and American Entertainment & Casino Finance Corp. Mr. Wasserman has been licenced by the New Jersey State Casino Control Commission and the Nevada State Gaming Control Commission. Since December 1, 1998, Mr. Wasserman has been a director of National Energy Group, Inc. which, on December 4, 1998, sought protection under the federal bankruptcy laws; a Plan of Reorganization became effective August 4, 2000, and a final decree closing the case and settling all matters relating to the bankruptcy proceeding became effective on December 13, 2001. In 2003, National Energy Group, Inc., became an indirect subsidiary of American Real Estate Partners, LP. On March 11, 2004, Mr. Wasserman was appointed to the Board of Directors of Triarc Companies, Inc. and was elected by the stockholders to the Board of Directors in June 2004; he serves on Triarc's Audit and Compensation Committees. Mr. Wasserman received a B.A. from Adelphi University, a J.D. from Georgetown University Law

Center, and a Graduate Diploma from Johns Hopkins University School of Advanced International Studies.

*David Blitz* became acting President, acting Chief Executive Officer, Treasurer and Secretary of Cadus in May 2004. Mr. Blitz, a retired partner of Deloitte & Touche, has been employed as a certified public accountant by Joel Popkin & Co., P.C. since January 1990. Mr. Blitz, as an employee of Joel Popkin & Co., P.C., has been performing Cadus Corporation's internal accounting since March 2000. He earned his B.A. in Economics from Brooklyn College.

Directors are elected by the stockholders of Cadus at each annual meeting of stockholders and serve until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier removal or resignation.

The Board of Directors of Cadus has a Compensation Committee, consisting of Messrs. Liebert and Wasserman, which makes recommendations regarding salaries and incentive compensation for employees of and consultants to Cadus and which administers the 1993 Stock Option Plan and the 1996 Incentive Plan.

Each non-employee director receives $3,000 in annual compensation, payable quarterly in arrears.

The Company does not have a separately-designated standing audit committee or a committee performing similar functions. The entire Board of Directors of the Company acts as the audit committee. The Board of Directors of the Company has determined that it does not have an "audit committee financial expert" as such term is defined in the new rules adopted by the Securities and Exchange Commission requiring companies to disclose whether or not at least one member of the audit committee is an "audit committee financial expert." The Board of Directors believes that the aggregate technical, commercial and financial experience of its members, together with their knowledge of the Company, provides the Board with the ability to monitor and direct the goals of the Company and to protect the best interests of its shareholders and that its members are fully qualified to monitor the performance of management, the public disclosures by the Company of its financial condition and performance, the Company's internal accounting operations and its independent auditors. In addition, the Board of Directors is authorized to engage independent financial consultants, auditors and counsel whenever it believes it is necessary and appropriate to do so.

**Other Matters Relating to Directors**

On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership ("High River") (a limited partnership controlled by Mr. Icahn) alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Securities Exchange Act of 1934. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by

Reliance. The Court then denied Reliance's motion for a preliminary injunction and ordered dissolution of the temporary restraining order following dissemination of the supplement. Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiffs' stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint against Mr. Icahn and his affiliates was dissolved. On March 22, 2001, the Court of Appeals ruled in favor of Mr. Icahn by affirming the judgment of the District Court.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Exchange Act requires Cadus's directors and executive officers, and persons who own more than ten percent of a registered class of Cadus's equity securities, to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock of Cadus. Reporting persons are required by SEC regulation to furnish the Company with copies of all such filed reports. To Cadus's knowledge, based solely on a review of copies of such filed reports furnished to Cadus, all of Cadus's directors, officers and greater than ten percent beneficial owners made all required filings during fiscal year 2004 in a timely manner.

**Code of Ethics**

Cadus has not adopted a code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions due to the fact that it does not have any employees, does not have any operations (other than those related to the licensing of its technologies) and has only one officer (who is not an employee).

**Item 11. Executive Compensation.**

The following table sets forth certain information concerning the compensation paid or accrued by Cadus for services rendered to Cadus in all capacities for the fiscal years ended December 31, 2004, 2003 and 2002, by its Chief Executive Officer and each of the Cadus's other executive officers whose total salary and bonus exceeded $100,000 during 2004 (collectively, the "Named Executive Officers"):

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation Salary ($) | Bonus ($) | Long-Term Compensation Awards Securities Underlying Options (#) | All Other Compensation |
|---|---|---|---|---|---|
| David Blitz (1) | 2004 | $15,625 | -- | -- | -- |
| President and Chief Executive | 2003 | -- | -- | -- | -- |
| Officer | 2002 | -- | -- | -- | -- |
| Michele A. Paige (2) | 2004 | -- | -- | -- | -- |
| President and Chief Executive | 2003 | -- | -- | -- | -- |
| Officer | 2002 | -- | -- | -- | -- |
| Russell D. Glass (3) | 2004 | -- | -- | -- | -- |
| President and Chief Executive | 2003 | -- | -- | -- | -- |
| Officer | 2002 | -- | -- | -- | -- |

(1) Mr. David Blitz has been the Company's acting President and Chief Executive Officer from May 2004 and serves in such capacity at the rate of $25,000 per annum.
(2) Ms. Michele A. Paige was the Company's President and Chief Executive Officer from February 2003 until April 2004 and served in such capacity without compensation.
(3) Mr. Russell D. Glass was the Company's President and Chief Executive Officer from April 2000 until February 2003 and served in such capacity without compensation.

## Option Grants

The following table sets forth certain information regarding options granted during the fiscal year ended December 31, 2004 by Cadus to the Named Executive Officers:

### Option Grants in Last Fiscal Year

| | Individual Grants | | | | Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Terms ($) | |
|---|---|---|---|---|---|---|
| Name | Securities Underlying Options Granted (#) | Percent of Total Options Granted to Employees in Fiscal Year | Exercise Price ($/share) | Expiration Date | 5% | 10% |
| David Blitz | — | — | — | — | – | – |
| Michele A. Paige | — | — | — | — | – | – |
| Russell D. Glass | — | — | — | — | – | – |

## Option Exercises and Holdings

The following table sets forth certain information concerning each exercise of stock options, during the fiscal year ended December 31, 2004 by the Named Executive Officers and unexercised stock options held by the Named Executive Officers as of the end of such fiscal year.

**Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values**

| Name | Shares Acquired on Exercise (#) | Aggregate Value Realized ($) | Number of Securities Underlying Unexercised Options at December 31, 2004(#) | | Value of Unexercised In-The-Money Options at December 31, 2004($) | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| David Blitz ....... | – | – | – | – | – | – |
| Michele A. Paige .. | – | – | – | – | – | – |
| Russell D. Glass ... | – | – | – | – | – | – |

## Incentive Plans

### 1993 Stock Option Plan

Cadus's 1993 Stock Option Plan (the "1993 Stock Option Plan") provides for the grant of options to purchase shares of Common Stock to officers, employees and consultants of the Company. The maximum number of shares of Common Stock that may be issued pursuant to the 1993 Stock Option Plan is 666,667 (plus any shares that are the subject of canceled or forfeited awards). Effective as of May 10, 1996, the 1993 Stock Option Plan was replaced by the 1996 Incentive Plan with respect to all future awards to the Company's employees and consultants. See "Incentive Plans — 1996 Incentive Plan."

As of March 15, 2005, no shares of Common Stock were subject to outstanding stock options granted under the 1993 Stock Option Plan.

### Stock Option Agreements

Cadus has granted non-qualified stock options to directors, officers, employees and consultants of Cadus by means of stock option agreements that were not issued pursuant to any written incentive plan of the Company. During 2004, there were no stock options granted pursuant to such stock option agreements. As of March 15, 2005, an aggregate of 70,069 shares of Common Stock were subject to outstanding stock options granted under such stock option agreements, and options to purchase 70,069 shares under such option agreements were exercisable at prices ranging from $3.60 to $6.75 per share.

Cadus has registered the shares issuable upon exercise of stock options granted under such stock option agreements pursuant to a registration statement on Form S-8.

1996 Incentive Plan

Cadus's 1996 Incentive Plan (the "1996 Incentive Plan") was adopted by the Board of Directors and approved by the stockholders of Cadus in May 1996. The 1996 Incentive Plan replaced the 1993 Stock Option Plan, effective as of May 10, 1996, with respect to all future awards by Cadus to the Company's employees and consultants. However, while all future awards will be made under the 1996 Incentive Plan, awards made under the 1993 Stock Option Plan will continue to be administered in accordance with the 1993 Stock Option Plan. See "Incentive Plans — 1993 Stock Option Plan." In December 1996, the Board of Directors of Cadus amended the 1996 Incentive Plan to (i) increase the maximum number of shares of Common Stock that may be the subject of awards under the 1996 Incentive Plan from 333,334 to 833,334 (plus any shares that are the subject of canceled or forfeited awards) and (ii) provide for the grant of stock options to directors of the Company. The stockholders of Cadus approved such amendments to the 1996 Incentive Plan in June 1997. In December 1997, the Board of Directors amended the 1996 Incentive Plan to increase the maximum number of shares of Common Stock that may be the subject of awards under the 1996 Incentive Plan from 833,334 to 1,833,334 (plus any shares that are the subject of canceled or forfeited awards). The stockholders of Cadus approved this amendment to the 1996 Incentive Plan in June 1998.

The 1996 Incentive Plan is administered by the Compensation Committee, which has the power and authority under the 1996 Incentive Plan to determine which of Cadus's employees, consultants and directors will receive awards, the time or times at which awards will be made, the nature and amount of the awards, the exercise or purchase price, if any, of such awards, and such other terms and conditions applicable to awards as it determines to be appropriate or advisable.

Options granted under the 1996 Incentive Plan may be either non–qualified stock options or options intended to qualify as incentive stock options under Section 422 of the Code. The term of incentive stock options granted under the 1996 Incentive Plan cannot extend beyond ten years from the date of grant (or five years in the case of a holder of more than 10% of the total combined voting power of all classes of stock of Cadus on the date of grant).

Shares of Common Stock may either be awarded or sold under the 1996 Incentive Plan and may be issued or sold with or without vesting and other restrictions, as determined by the Compensation Committee.

Under the 1996 Incentive Plan, the Compensation Committee may establish with respect to each option or share awarded or sold such vesting provisions as it determines to be appropriate or advisable. Unvested options will automatically terminate within a specified period of time following the termination of the holder's relationship with Cadus and in no event beyond the expiration of the term. Cadus may either repurchase unvested shares of Common Stock at their original purchase price upon the termination of the holder's relationship with the Company or cause the forfeiture of such shares, as determined by the Compensation Committee. All options granted and shares sold under the 1996 Incentive Plan to employees of the Company may, in the discretion of the Compensation Committee, become fully vested upon the occurrence of certain corporate transactions if the holders thereof are terminated in connection therewith.

The exercise price of options granted and the purchase price of shares sold under the 1996 Incentive Plan are determined by the Compensation Committee, but may not, in the case of incentive stock options, be less than the fair market value of the Common Stock on the date of grant (or, in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of stock of the Company on the date of grant, 110% of such fair market value), as determined by the Compensation Committee.

The Compensation Committee may also grant, in combination with non–qualified stock options and incentive stock options, stock appreciation rights ("Tandem SARs"), or may grant Tandem SARs as an addition to outstanding non–qualified stock options. A Tandem SAR permits the participant, in lieu of exercising the corresponding option, to elect to receive any appreciation in the value of the shares subject to such option directly from Cadus in shares of Common Stock. The amount payable by Cadus upon the exercise of a Tandem SAR is measured by the difference between the market value of such shares at the time of exercise and the option exercise price. Generally, Tandem SARs may be exercised at any time after the underlying option vests. Upon the exercise of a Tandem SAR, the corresponding portion of the related option must be surrendered and cannot thereafter be exercised. Conversely, upon exercise of an option to which a Tandem SAR is attached, the Tandem SAR may no longer be exercised to the extent that the corresponding option has been exercised. Nontandem stock appreciation rights ("Nontandem SARs") may also be awarded by the Compensation Committee. A Nontandem SAR permits the participant to elect to receive from Cadus that number of shares of Common Stock having an aggregate market value equal to the excess of the market value of the shares covered by the Nontandem SAR on the date of exercise over the aggregate base price of such shares as determined by the Compensation Committee. With respect to both Tandem and Nontandem SARs, the Compensation Committee may determine to cause Cadus to settle its obligations arising out of the exercise of such rights in cash or a combination of cash and shares, in lieu of issuing shares only.

Under the 1996 Incentive Plan, the Compensation Committee may also award tax offset payments to assist employees in paying income taxes incurred as a result of their participation in the 1996 Incentive Plan. The amount of the tax offset payments will be determined by applying a percentage established from time to time by the Compensation Committee to all or a portion of the taxable income recognizable by the employee upon: (i) the exercise of a non–qualified stock option or an SAR; (ii) the disposition of shares received upon exercise of an incentive stock option; (iii) the lapse of restrictions on restricted shares; or (iv) the award of unrestricted shares.

The number and class of shares available under the 1996 Incentive Plan may be adjusted by the Compensation Committee to prevent dilution or enlargement of rights in the event of various changes in the capitalization of Cadus. At the time of grant of any award, the Compensation Committee may provide that the number and class of shares issuable in connection with such award be adjusted in certain circumstances to prevent dilution or enlargement of rights.

The Board of Directors of Cadus may suspend, amend, modify or terminate the 1996 Incentive Plan. However, Cadus's stockholders must approve any amendment that would (i) materially increase the aggregate number of shares issuable under the 1996 Incentive Plan, (ii) materially increase the benefits accruing to employees under the 1996 Incentive Plan or (iii) materially modify the requirements for eligibility to participate in the 1996 Incentive Plan. Awards made prior to the termination of the 1996 Incentive Plan shall continue in accordance with their terms following such termination. No amendment, suspension or termination of the 1996 Incentive Plan shall adversely affect the rights of an employee or consultant in awards previously granted without such employee's or consultant's consent.

As of March 15, 2005, an aggregate of 9,167 shares of Common Stock were subject to outstanding stock options granted under the 1996 Incentive Plan. As of March 15, 2005, stock options to purchase 9,167 shares were exercisable at prices ranging from $6.38 to $6.63 per share.

Cadus has registered the shares issuable upon exercise of stock options granted or which may be granted under the 1996 Incentive Plan pursuant to a registration statement on Form S-8.

Compensation Committee Interlocks and Insider Participation

Cadus's Compensation Committee is composed of Peter Liebert and Jack G. Wasserman. Neither Mr. Liebert nor Mr. Wasserman is or was an officer or employee of the Company.

Board Compensation Committee Report on Executive Compensation

*Introduction*

The Compensation Committee of the Board of Directors of Cadus is responsible for determining and administering the Company's compensation policies for the remuneration of Cadus's officers. The Compensation Committee annually evaluates individual and corporate performance from both a short-term and long-term perspective. In 2004, Cadus had no officers other than its former Chief Executive Officer who served in such capacity without compensation and its acting Chief Executive Officer who served in a consultative capacity at the rate of $25,000 per annum for the interim period during which the Company continued its search for a new Chief Executive Officer. Accordingly, the following report of the Compensation Committee is not entirely applicable to calendar year 2004 but is presented for an historical perspective.

*Philosophy*

Cadus's executive compensation program historically has sought to encourage the achievement of business objectives and superior corporate performance by the Cadus's executives. The program enables Cadus to reward and retain highly qualified executives and to foster a performance-oriented environment wherein management's long-term focus is on maximizing stockholder value through equity-based incentives. The program calls for consideration of the nature of each executive's work and responsibilities, unusual accomplishments or achievements on the Company's behalf, years of service, the executive's total compensation and the Company's financial condition generally.

*Components of Executive Compensation*

Historically, Cadus's executive employees have received cash-based and equity-based compensation.

Cash-Based Compensation. Base salary represents the primary cash component of an executive employee's compensation, and is determined by evaluating the responsibilities associated with an employee's position at the Company and the employee's overall level of experience. In addition, the Committee, in its discretion, may award bonuses. The Compensation Committee and the Board believe that the Company's management and employees are best motivated through stock option awards and cash incentives.

Equity-Based Compensation. Equity-based compensation principally has been in the form of stock options. The Compensation Committee and the Board believe that stock options represent an important component of a well-balanced compensation program. Because stock option awards provide value only in the event of share price appreciation, stock options enhance management's focus on maximizing long-term stockholder value and thus provide a direct relationship between an executive's compensation and the stockholders' interests. No specific formula is used to determine stock option awards for an employee. Rather, individual award levels are based upon the subjective evaluation of each employee's overall past and expected future contributions to the success of the Company.

Compensation of the Chief Executive Officer

The philosophy, factors and criteria of the Compensation Committee generally applicable to the Company's officers have historically been applicable to the Chief Executive Officer. However, of the Company's Chief Executive Officers in 2004, Michele A. Paige served in such capacity without compensation and the current acting Chief Executive Officer, David Blitz, is serving on a consultative basis at the rate of $25,000 per annum for the interim period during which the Company continues its search for a new Chief Executive Officer.

Peter Liebert
Jack G. Wasserman

Comparative Stock Performance Graph

The following graph provides a comparison of the cumulative total return* for the Nasdaq Stock Market (US) Index, the Nasdaq Biotechnology Index and Cadus since December 31, 1999.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG CADUS CORPORATION, THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE NASDAQ BIOTECHNOLOGY INDEX
DOLLARS
0
100
200
300
400
500
600
12/99
12/00
12/01
12/02
12/03
12/04
CADUS CORPORATION
NASDAQ STOCK MARKET (U.S.)
NASDAQ BIOTECHNOLOGY


* $100 invested on 12/31/99 in stock or index-
including reinvestment of dividends.
Fiscal year ending December 31.

Corresponding index values and Cadus's Common Stock price values are given below:

| | 12/31/99 | 12/31/00 | 12/31/01 | 12/31/02 | 12/31/03 | 12/31/04 |
|---|---|---|---|---|---|---|
| Cadus | 100.00 | 229.71 | 373.80 | 348.24 | 476.04 | 488.82 |
| Nasdaq Stock Market (U.S.) Index | 100.00 | 60.30 | 45.49 | 26.40 | 38.36 | 40.51 |
| Nasdaq Biotechnology Index | 100.00 | 153.84 | 124.26 | 69.11 | 96.95 | 100.60 |
| Cadus Closing Stock Price | $0.31 | 0.72 | 1.17 | 1.09 | 1.49 | 1.53 |

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 15, 2005 with respect to (i) each person known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all directors and officers as a group. All information is based upon ownership filings made by such persons with the Securities and Exchange Commission or upon information provided by such persons to the Company.

| **Name and Address of Beneficial Owner (1)** | **Number of Shares Amount and Nature of Beneficial Ownership** | **Percentage of Outstanding Owned(2)** |
|---|---|---|
| Carl C. Icahn<br>767 Fifth Avenue<br>New York, New York 10153 | 4,973,158(3) | 37.80% |
| SmithKline Beecham Corporation<br>One Franklin Plaza<br>Philadelphia, PA 19102 | 660,962(4) | 5.03% |
| James R. Broach | ---- | * |
| Russell D. Glass | ---- | * |
| Peter S. Liebert, M.D. | 20,334(5) | * |
| Michele A. Paige | ---- | * |
| Jack G. Wasserman | 14,500(6) | * |
| David Blitz<br>c/o Joel Popkin & Company, P.C.<br>1430 Broadway (Suite 1805)<br>New York, NY 10018 | ---- | * |
| All executive officers and directors as a group (6 persons) | 5,007,992(7) | 37.99% |

* Less than one percent

(1) Except as otherwise indicated above, the address of each stockholder identified above is c/o the Company, 767 Fifth Avenue, New York, NY 10153. Except as indicated in the other footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock.

(2) Share ownership in the case of each person listed above includes shares issuable upon the exercise of options held by such person as of March 15, 2005, that may be exercised within 60 days after such date for purposes of computing the percentage of Common Stock owned by such person, but not for purposes of computing the percentage of Common Stock owned by any other person.

(3) Includes 2,258,790 shares of Common Stock held by High River Limited Partnership and 1,599,942 shares of Common Stock held by Barberry Corp. Mr. Icahn is the sole shareholder of Barberry Corp. and Barberry Corp. is the sole general

partner of High River Limited Partnership. Also includes 12,000 shares of Common Stock that Mr. Icahn currently has the right to acquire upon the exercise of stock options.

(4) Includes 330,481 shares of Common Stock held by SmithKline Beecham p.l.c., an affiliate of SmithKline Beecham Corporation.

(5) Includes 12,000 shares of Common Stock which Dr. Liebert currently has the right to acquire upon the exercise of stock options.

(6) Consists of 14,500 shares of Common Stock which Mr. Wasserman currently has the right to acquire upon the exercise of stock options.

(7) Includes 38,500 shares of Common Stock issuable upon exercise of options. See footnotes (3), (5) and (6).

**Equity Compensation Plan Information.**

The following table sets forth certain information with respect to compensation plans (including individual compensation arrangements) under which equity securities of Cadus were authorized for issuance as of December 31, 2004:

| | (a) | (b) | (c) |
|---|---|---|---|
| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
| Equity compensation plans approved by security holders | 9,167 | $6.56 | 1,736,221 |
| Equity compensation plans not approved by security holders | 70,069 | $5.76 | 0 |
| Total | 79,236 | $5.85 | 1,736,221 |

## Item 13. Certain Relationships and Related Transactions.

James Broach provides consulting services to the Company for patent and license related matters for which he was paid $13,000, $13,000 and $7,000 in calendar years 2004, 2003 and 2002, respectively.

In May 2004, the Board of Directors appointed David Blitz the acting Chief Executive Officer of the Company at the rate of $25,000 per annum for the interim period during which the Company is continuing its search for a new Chief Executive Officer. In 2004, the Company paid $15,625 to Mr. Blitz in such capacity. Mr. Blitz remains an employee of Joel Popkin & Co., P.C., in which capacity he will continue to perform the Company's internal accounting as he has done since March 2000. The Company paid Joel Popkin & Co. $54,687 for such accounting services and $8,000 for tax preparation services performed in 2004 and anticipates that it will pay similar amounts for such services in 2005.

**Item 14. Principal Accountant Fees and Services**

On May 4, 2004, the Board of Directors of the Company engaged Grant Thornton LLP as the Company's new independent accountants to replace KPMG LLP. The following table sets forth the aggregate fees incurred by the Company for the services of its principal accountants in 2004 and 2003:

| | 2004 | 2003 |
|---|---|---|
| • Audit Fees | $51,500 | $ 64,500 |
| • Audit-Related Fees | $ - | $ - |
| • Tax Fees | $ - | $ 18,500 |
| • All Other Fees | $ - | $ - |

Audit fees consist of services rendered to the Company for the audit of the Company's annual consolidated financial statements, reviews of the Company's quarterly financial statements and related services.

Tax fees consist of tax compliance and related tax services.

The Company's policy is that, before accountants are engaged by the Company to render audit or non-audit services, the engagement is approved by Cadus's Board of Directors. Cadus's Board of Directors approved Grant Thornton LLP's engagement as the Company's independent auditors for the fiscal year ending December 31, 2004 before Grant Thornton LLP was so engaged. All of the 2004 services described above were approved by the Board of Directors.

Cadus Corporation has agreed to indemnify and hold KPMG LLP, the Company's former accountants, harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP's consent to the incorporation by reference of its audit report on the Company's past financial statements included herein and incorporated by reference in registration statements on Form S-8 (Nos. 333-58151 and 333-21871).

## PART IV

### Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) Financial Statements



(b) Reports on Form 8-K

The Company filed no reports on Form 8-K during the last quarter of the period covered by this report.

(c) Exhibits

| Exhibit No. | Description of Document |
|---|---|
| 3.1 | Certificate of Amendment of Amended and Restated Certificate of Incorporation of Cadus Pharmaceutical Corporation ("Cadus"), as filed with the Secretary of State of Delaware on June 20, 2003, and Amended and Restated Certificate of Incorporation of Cadus, as filed with the Secretary of State of Delaware on July 22, 1996.(8) |
| 3.2 | By-laws of Cadus. (2) |
| 4.1 | Specimen of Common Stock Certificate of Cadus. (2) |
| 4.2 | 1993 Cadus Pharmaceutical Corporation Stock Option Plan. (2) |
| 4.3 | Cadus Pharmaceutical Corporation 1996 Incentive Plan. (2) |

| | |
|---|---|
| 4.4 | Amendment to Cadus Pharmaceutical Corporation 1996 Incentive Plan. (1) |
| 4.5 | Form of Incentive Stock Option Agreement utilized in connection with issuances of stock options under the Cadus Pharmaceutical Corporation 1996 Incentive Plan. (1) |
| 4.6 | Form of Stock Option Agreement between Cadus and each of the following employees of Cadus: Philip N. Sussman, John Manfredi, Andrew Murphy, Jeremy Paul, Lauren Silverman, Joshua Trueheart, James S. Rielly, Thomas F. Deuel, Norman R. Klinman, Elliott M. Ross, Jeremy Thorner, Arnold Levine, John Ransom, Christine Klein, Suzanne K. Wakamoto, Christopher Pleiman, Algis Anilionis, Anupama K. Nadkarni, Mitchell Silverstein, Michael A. Spruyt and David Fruhling. (1) |
| 4.7 | Form of Stock Option Agreement between Cadus and each of the following non-employee directors of Cadus: Theodore Altman, Harold First, Carl Icahn, Peter Liebert, Robert Mitchell, Mark Rachesky, William Scott, Jack Wasserman and Samuel D. Waksal. (1) |
| 4.8 | Stock Purchase Agreement between Cadus and SmithKline Beecham Corporation, dated as of February 25, 1997. (3) |
| 4.9 | Registration Rights Agreement between Cadus and SmithKline Beecham Corporation, dated as of February 25, 1997. (3) |
| 10.1 | Form of Indemnification Agreement entered into between Cadus and its directors and officers. (2) |
| 10.2 | Form of Agreement Regarding Assignment of Inventions, Confidentiality and Non-Competition. (2) |
| 10.3 | The 401(k) Plan of the Cadus Pharmaceutical Corporation. (2) |
| 10.4 | Employment Agreement between Jeremy M. Levin and Cadus. (2) |
| 10.5 | Preferred Stock Purchase Agreement dated as of July 30, 1993 between Cadus and the purchasers of Series A Preferred Stock, together with the First and Second Amendments thereto dated as of July 26, 1994 and October 31, 1995, respectively. (2) |
| 10.6 | Preferred Stock Purchase Agreement dated as of July 26, 1994 between Cadus and Bristol-Myers Squibb Company ("Bristol-Myers") concerning Series B Preferred Stock, together with the First Amendment thereto dated as of October 31, 1995. (2) |

| | |
|---|---|
| 10.7 | Preferred Stock Purchase Agreement dated as of November 1, 1995 between Cadus and Physica B.V. concerning Series B Preferred Stock. (2) |
| 10.8 | Research Collaboration and License Agreement, dated as of July 26, 1994, between Cadus and Bristol-Myers. (2) |
| 10.9 | Screening and Option Agreement, dated as of July 26, 1994, between Cadus and Bristol-Myers. (2) |
| 10.10 | Research Collaboration and License Agreement, dated as of November 1, 1995 between Cadus and Solvay Pharmaceuticals B.V. (2) |
| 10.11 | Sublease Agreement, dated as of October 19, 1994, between Cadus and Union Carbide Corporation. (2) |
| 10.12 | Lease, dated as of June 20, 1995 between Cadus and Keren Limited Partnership. (2) |
| 10.13 | Consulting Agreement between Cadus and James R. Broach, dated February 1, 1994. (2) |
| 10.14 | Amended and Restated License Agreement between Cadus and Duke University, dated May 10, 1994. (2) |
| 10.15 | License Agreement between Cadus and National Jewish Center for Immunology and Respiratory Medicine dated November 1, 1994. (2) |
| 10.16 | Stock Option Agreement, dated as of November 1, 1994, between Cadus and John C. Cambier. (2) |
| 10.17 | Stock Option Agreement, dated as of November 1, 1994, between Cadus and Gary L. Johnson. (2) |
| 10.18 | Consulting Agreement, dated as of November 1, 1994, between Cadus and John C. Cambier. (2) |
| 10.19 | Consulting Agreement, dated as of November 1, 1994, between Cadus and Gary L. Johnson. (2) |
| 10.20 | Research Collaboration Agreement, dated as of January 9, 1995, between Cadus and Houghten Pharmaceuticals, Inc., together with the Amendment thereto dated as of March 1996. (2) |

| | |
|---|---|
| 10.21 | Stock Option Agreement, dated as of December 18, 1995, between Cadus and James R. Broach. (2) |
| 10.22 | Waiver, dated May 17, 1996, of Section 1.05 of the Preferred Stock Purchase Agreement dated as of July 26, 1994 between Cadus and Bristol-Myers, as amended by the First Amendment thereto dated as of October 31, 1995. (2) |
| 10.23 | Waiver, dated May 17, 1996, of Section 1.04 of the Preferred Stock Purchase Agreement dated as of November 1, 1995 between Cadus and Physica B.V. (2) |
| 10.24 | Research Collaboration and License Agreement among Cadus, SmithKline Beecham Corporation and SmithKline Beecham p.l.c., dated as of February 25, 1997. (3) |
| 10.25 | Employment Agreement, dated as of June 30, 1998, between Cadus and Charles Woler. (4) |
| 10.26 | Employment Agreement, dated as of September 10, 1998, between Cadus and Philip N. Sussman. (4) |
| 10.27 | Agreement and Instructions to Stakeholder among Cadus, SIBIA and Security Trust Company entered into in March 1999. (5) |
| 10.28 | Asset Purchase Agreement, dated as of July 30, 1999, between Cadus and OSI Pharmaceuticals, Inc. (Schedules to the Asset Purchase Agreement have been intentionally omitted. Cadus hereby undertakes to furnish supplementally to the Securities and Exchange Commission upon request a copy of the omitted schedules.) (6) |
| 10.29 | Yeast Technology License Agreement, dated as of February 15, 2000, between Cadus and OSI Pharmaceuticals, Inc. (Exhibits to the Yeast Technology Agreement have been intentionally omitted. Cadus hereby undertakes to furnish supplementally to the Securities and Exchange Commission upon request a copy of the omitted exhibits.) (7) |
| 23.1 | Consent of Grant Thornton LLP |
| 23.2 | Consent of KPMG LLP |
| 24 | Power of Attorney (filed as part of the signature page to this Report). |
| 31 | Certifications |

| | |
|---|---|
| 32 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

---

(1) Filed with Cadus's Registration Statement on Form S-8 (Registration No. 333-21871), dated February 14, 1997.

(2) Filed with Cadus's Registration Statement on Form S-1 (Registration No. 333-4441), declared effective by the Securities and Exchange Commission on July 17, 1996.

(3) Filed with Cadus's Current Report on Form 8-K, dated March 7, 1997.

(4) Filed with Cadus's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998.

(5) Filed with Cadus's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

(6) Filed with Cadus's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999.

(7) Filed with Cadus's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000.

(8) Filed with Cadus's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003.

## SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CADUS CORPORATION

By: /s/ David Blitz
David Blitz, Chief Executive Officer and President

Date: March 29, 2005

Each person whose signature appears below constitutes and appoints David Blitz and Jack G. Wasserman, or either of them, each with the power of substitution, his true and lawful attorney-in-fact to sign any amendments to this report and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute, may do or choose to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated below.

| Name | Title | Date |
| --- | --- | --- |
| /s/ David Blitz<br>David Blitz | Chief Executive Officer and President (Principal Executive Officer and Principal Accounting Officer) | March 29, 2005 |
| /s/ James R. Broach<br>James R. Broach | Director | March 29, 2005 |
| /s/ Russell D. Glass<br>Russell D. Glass | Director | March 29, 2005 |
| Carl C. Icahn | Director | March 29, 2005 |
| /s/ Peter S. Liebert<br>Peter S. Liebert | Director | March 29, 2005 |
| /s/ Jack G. Wasserman<br>Jack G. Wasserman | Director | March 29, 2005 |

CADUS CORPORATION AND SUBSIDIARY

## INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Cadus Corporation:

We have audited the accompanying consolidated balance sheet of Cadus Corporation and subsidiary (the "Company") as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

New York, New York
February 18, 2005

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Cadus Corporation:

We have audited the accompanying consolidated balance sheet of Cadus Corporation and subsidiary as of December 31, 2003 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cadus Corporation and subsidiary as of December 31, 2003, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Melville, New York
March 19, 2004

/s/ KPMG LLP

CADUS CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

## ASSETS

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ 24,045,800 | $ 24,369,223 |
| Prepaid and other current assets | 15,550 | 34,393 |
| Investment in marketable securities | 580,232 | 1,412,627 |
| Total current assets | 24,641,582 | 25,816,243 |
| Investment in other ventures | 157,637 | 162,805 |
| Other assets, net | 747,029 | 827,935 |
| Total assets | $ 25,546,248 | $ 26,806,983 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Current liabilities: | | |
| Accrued expenses and other current liabilities | $ 14,327 | $ 49,164 |
| Total current liabilities | 14,327 | 49,164 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Common stock, $.01 par value. Authorized 35,000,000 shares at December 31, 2004 and 2003; issued 13,285,707 shares at December 31, 2004 and 2003; outstanding 13,144,040 shares at December 31, 2004 and 2003 | 132,857 | 132,857 |
| Additional paid-in capital | 59,844,355 | 59,844,355 |
| Accumulated deficit | ( 33,589,070) | ( 33,195,567) |
| Accumulated other comprehensive (loss) income | ( 556,146) | 276,249 |
| Treasury stock | ( 300,075) | ( 300,075) |
| Total stockholders' equity | 25,531,921 | 26,757,819 |
| Total liabilities and stockholder's equity | $ 25,546,248 | $ 26,806,983 |

The accompanying notes are an integral part of these consolidated financial statements.

CADUS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| License and maintenance fees | $ 100,000 | $ 220,000 | $ 1,100,000 |
| Total revenues | 100,000 | 220,000 | 1,100,000 |
| Costs and expenses: | | | |
| General and administrative expenses | 772,388 | 834,631 | 885,406 |
| Loss from equity in other ventures | 5,168 | 2,117 | 692 |
| Total costs and expenses | 777,556 | 836,748 | 886,098 |
| Operating (loss) gain | ( 677,556) | ( 616,748) | 213,902 |
| Other income: | | | |
| Interest income | 255,913 | 171,218 | 335,614 |
| Realized gain on marketable securities | - | 313,189 | 823,189 |
| Total other income | 255,913 | 484,407 | 1,158,803 |
| (Loss) income before income tax provisions | ( 421,643) | ( 132,341) | 1,372,705 |
| State tax provision (benefit) | (28,140) | 57,355 | 57,000 |
| Net (loss) income | ($ 393,503) | ($ 189,696) | $ 1,315,705 |
| Basic and diluted (loss) income per share | ($ 0.03) | ($ 0.01) | $ 0.10 |
| Weighted average shares of common stock outstanding - basic and diluted | 13,144,040 | 13,144,040 | 13,144,040 |

The accompanying notes are an integral part of these consolidated financial statements.

## CADUS CORPORATION AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

| | Common Stock | | | | Accumulated Other | Treasury Stock | | |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Additional Paid-in Capital | Accumulated Deficit | Comprehensive Income (Loss) | Shares | Amount | Total |
| Balance at December 31, 2001 | 13,285,707 | $132,857 | $59,844,355 | ($34,321,576) | $ -- | (141,667) | ($300,075) | $25,355,561 |
| Net income for the year ended December 31, 2002 | -- | -- | -- | 1,315,705 | -- | -- | -- | 1,315,705 |
| Unrealized loss on investment in marketable securities | -- | -- | -- | -- | (213,419) | -- | -- | (213,419) |
| Comprehensive income | | | | | | | | 1,102,286 |
| Balance at December 31, 2002 | 13,285,707 | 132,857 | 59,844,355 | (33,005,871) | (213,419) | (141,667) | (300,075) | 26,457,847 |
| Net loss for the year ended December 31, 2003 | -- | -- | -- | (189,696) | -- | -- | -- | (189,696) |
| Unrealized gain on investment in marketable securities | -- | -- | -- | -- | 489,668 | -- | -- | 489,668 |
| Comprehensive income | | | | | | | | 299,972 |
| Balance at December 31, 2003 | 13,285,707 | 132,857 | 59,844,355 | (33,195,567) | 276,249 | 141,667 | (300,075) | 26,757,819 |
| Net loss for the year ended December 31, 2004 | -- | -- | -- | (393,503) | -- | -- | -- | (393,503) |
| Unrealized loss on investment in marketable securities | -- | -- | -- | -- | (832,395) | -- | -- | (832,395) |
| Comprehensive loss | | | | | | | | (1,275,898) |
| Balance at December 31, 2004 | 13,285,707 | $132,857 | $59,844,355 | ($33,589,070) | ($556,146) | 141,667 | ($300,075) | $25,531,921 |

The accompanying notes are an integral part of these consolidated financial statements.

## CADUS CORPORATION AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2003 | 2002 |
| Cash flows from operating activities: | | | |
| Net (loss) income | ($ 393,503) | ($ 189,696) | $ 1,315,705 |
| Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities: | | | |
| Amortization | 80,906 | 80,906 | 80,906 |
| Loss of equity in other ventures | 5,168 | 2,117 | 692 |
| Realized gain on marketable securities | -- | ( 313,189) | ( 823,189) |
| Changes in assets and liabilities: | | | |
| License fee receivable | -- | -- | 500,000 |
| Prepaid and other current assets | 18,843 | 44,660 | ( 4,053) |
| Other assets | -- | -- | 875 |
| Accrued expenses and other current liabilities | ( 34,837) | ( 178,646) | ( 617,222) |
| Net cash (used in) provided by operating activities | ( 323,423) | ( 553,848) | 453,714 |
| Net (decrease) increase in cash and cash equivalents | ( 323,423) | ( 553,848) | 453,714 |
| Cash and cash equivalents - beginning of period | 24,369,223 | 24,923,071 | 24,469,357 |
| Cash and cash equivalents - end of period | $24,045,800 | $24,369,223 | $24,923,071 |

The accompanying notes are an integral part of these consolidated financial statements.

(1) Organization and Basis of Preparation

Cadus Corporation ("Cadus") was incorporated on January 23, 1992, under the laws of the State of Delaware. Cadus changed its name to Cadus Corporation from Cadus Pharmaceutical Corporation on June 20, 2003. The change in name was approved by the stockholders of Cadus at Cadus's annual meeting of stockholders held on June 18, 2003.

Until July 30, 1999, Cadus devoted substantially all of its resources to the development and application of novel yeast-based and other drug discovery technologies. As further discussed in Note 3, on July 30, 1999, Cadus sold its drug discovery assets to OSI Pharmaceuticals, Inc. ("OSI") and ceased its internal drug discovery operations and research efforts for collaborative partners. Cadus is seeking to license its technologies, to otherwise realize value from its assets and to use a portion of its available cash to acquire technologies or products or to acquire or invest in companies.

In December 2001, Cadus organized a wholly owned subsidiary, Cadus Technologies, Inc. (the "Subsidiary"), and transferred its yeast-based drug discovery technologies to the Subsidiary. On December 19, 2001, the Subsidiary licensed such yeast-based drug discovery technologies on a non-exclusive basis to a major pharmaceutical company (see further discussion at Note 7).

(2) Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of Cadus and its wholly owned subsidiary, Cadus Technologies, Inc. All intercompany balances and transactions have been eliminated in consolidation. The Company operates in one segment and licenses novel yeast-based and other drug discovery technologies.

(b) Cash Equivalents

The Company includes as cash equivalents all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Included in cash and cash equivalents at December 31, 2004 and 2003 were cash equivalents of $23,171,572 and $22,921,511, respectively.

(c) Other Assets

Other non-current assets represent capitalized patent costs that are amortized on a straight-line basis over seventeen years. At December 31, 2004 and 2003 accumulated amortization is $631,990 and $551,084, respectively. Amortization expense recorded in general and administrative expenses amounted to approximately $81,000 for each of the years ended December 31 2004, 2003 and 2002. The annual amortization for the next five years will be approximately $81,000 per year. The Company reviews the carrying value of its patents whenever events or changes in circumstances indicate that the historical cost carrying value of the patents may no longer be appropriate. The amortizable patents are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Revenue Recognition

The Company has entered into license agreements with two companies to use its yeast technology on a non-exclusive basis. The agreements provide for the payment of non-refundable license fees to the Company. The Company recognizes the license fees as income when received, as there are no continuing performance obligations of the Company to the licensees.

(f) Net (Loss) Income Per Share

Basic net (loss) income per share is computed by dividing the net (loss) income by the weighted average number of common shares outstanding. Diluted earnings per share is calculated based on the weighted average of common shares outstanding plus the effect of dilutive common stock equivalents (stock options). The effect of stock options totaling 79,236 and 434,307 for the years ended December 31, 2004 and 2003, respectively, were not included in the net (loss) income per share calculation because their effect would have been anti-dilutive. Diluted earnings per share for the year ended December 31, 2002 was the same as basic earnings as the exercise prices of all of the Company's outstanding stock options were greater than the average market price of the common shares. For this reason, for the year ended December 31, 2002, the outstanding stock options totaling 609,309 for the year ended December 31, 2002 were excluded from the calculation of diluted earnings per share.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) Fair Value of Financial Instruments

Management of the Company believes that the carrying value of its monetary assets and liabilities approximates fair value as a result of the short term nature of such assets and liabilities.

(i) Stock-Based Compensation

As permitted by the provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation,"* the Company has elected to follow Accounting Principles Board, APB, No. 25, *"Accounting for Stock Issued to Employees,"* which uses the intrinsic value method and generally recognizes no compensation cost for employee stock option grants. The Company does not recognize any compensation expense for options granted to employees because it grants all options at fair market value on the date of grant. The adoption of SFAS No. 123R in 2005 will require the Company to expense stock option grants.

Pro forma net (loss) income would be the same as the reported net (loss) income for each of the years in the three-year period ended December 31, 2004 had the fair-value-based method been applied to all outstanding awards, which were fully vested as of December 31, 1999.

(j) Comprehensive Income

Comprehensive income is comprised of net income (loss) and other comprehensive income (losses) (or OCI). OCI includes certain changes in stockholders' equity that are excluded from net income (loss). Specifically, the Company includes in OCI changes in unrealized gains and losses on its available-for-sale securities. Comprehensive income (loss) for the years ended December 31, 2004, 2003 and 2002 has been reflected in the consolidated statements of stockholders' equity. The Company's operations in 2004 gave rise to an unrealized loss on marketable securities classified as available for sale. The Company's operations in 2003 gave rise to an unrealized gain on marketable securities classified as available for sale. The Company's operations in 2002 gave rise to an unrealized loss on marketable securities classified as available for sale.

(k) Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123R *"Share Based Payment."* This statement is a revision to SFAS No. 123, supersedes APB No. 25, *"Accounting for Stock Issued to Employees,"* and amends SFAS No. 95, *"Statement of Cash Flows."* This statement will require the Company to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements, and is effective for the first interim reporting period that begins after June 15, 2005.

SFAS No. 123R permits public companies to choose between the following two adoption methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date, or

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using the APB No. 25 intrinsic value method and recognizes no compensation cost for employee stock options. The impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, valuation of employee stock options under SFAS No. 123R is similar to SFAS No. 123, with minor exceptions. For information about what the Company's reported results of operations and earnings per share would have been had it adopted SFAS No. 123, see the discussion under the heading "Stock-Based Compensation" in this note. The adoption of SFAS No. 123R's fair value method may have an impact on the Company's results of operations, although it will have no impact on its overall financial position. Due to timing of the release of SFAS No. 123R, the Company has not yet completed the analysis of the ultimate impact that this new pronouncement will have on the results of operations, nor the method of adoption for this new standard.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets, an amendment of* APB No. 29, *Accounting for Nonmonetary Transactions.* SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

In March 2004, the EITF released Issue No. 03-1, "*The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.*" EITF 03-1 provides guidance for determining whether impairment for certain debt and equity investments is other-than-temporary and the measurement of an impaired loss. The recognition and measurement requirements of EITF 03-1 were initially effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB Staff issued FASB Staff Position EITF 03-1-1 that delayed the effective date for certain measurement and recognition guidance contained in EITF 03-1. The FSP requires that entities continue to apply previously existing "other-than-temporary" guidance until a final consensus is reached. Management does not anticipate that issuance of a final consensus will materially impact the Company's financial condition or results of operations.

(3) Asset Sale to OSI Pharmaceuticals, Inc.

On July 30, 1999, Cadus sold to OSI, pursuant to an asset purchase agreement, its drug discovery programs focused on G protein-coupled receptors, its directed library of approximately 150,000 small molecule compounds specifically designed for drug discovery in the G protein-coupled receptor arena, its collaboration with Solvay Pharmaceuticals B.V. ("Solvay Pharmaceuticals"), its lease to its research facility in Tarrytown, New York together with the furniture and fixtures and its lease to equipment in the facility, and its inventory of laboratory supplies. Cadus is entitled to royalties and up to $3.0 million in milestone payments on the first product derived from compounds sold to OSI or from the collaboration with Solvay Pharmaceuticals. Cadus licensed to OSI on a non-exclusive basis certain technology solely to enable OSI to fulfill its obligations under the collaboration with Solvay Pharmaceuticals. Cadus also licensed to OSI on a non-exclusive basis certain proprietary software and technology relating to chemical resins in order to enable OSI to fully benefit from the compounds it acquired from Cadus. Cadus retained ownership of all its other assets, including its core yeast technology for developing drug discovery assays, its collection of over 25,000 proprietary yeast strains, human and mammalian cell lines, genetic engineering tools, and its genomics databases related to G protein-coupled receptors.

(4) Litigation

In March 2002, the arbitrator in the arbitration proceeding commenced against Cadus by Philip N. Sussman, the former Senior Vice President, Finance and Corporate Development, and Chief Financial Officer of Cadus, ruled in favor of Mr. Sussman and awarded him approximately $750,000 in severance pay, interest and attorneys and other costs and fees. A charge of $750,000 was recorded by the company during the year ended 2001. The Company paid the arbitration settlement during 2002.

(5) Investments in Other Ventures

In December 1996, Cadus issued a $150,000 promissory note bearing interest at 7% per annum in exchange for a 42% limited partnership interest in Laurel Partners Limited Partnership ("Laurel"), a limited partnership of which a shareholder of Cadus is the general partner. The principal amount and interest thereon was paid in December 1998. In addition, Cadus purchased for $160,660 in cash, a 47% limited partnership interest in Laurel from Tortoise Corporation, a corporation wholly-owned by the shareholder. Laurel's purpose is to invest, directly or indirectly, in securities of biotechnology companies. Cadus had the right to require the shareholder to match any future investment made by Cadus in Laurel up to an aggregate investment on the part of the shareholder of $5.0 million. This right expired on December 31, 1999. Cadus is not required to make any additional investment in Laurel. As of and for the year ended December 31, 2004, Laurel's assets and net loss totaled $274,636 and $5,793, respectively. The investment is accounted for under the equity method with the recognition of losses limited to Cadus's capital contributions. For the years ended December 31, 2004, 2003 and 2002 Cadus recognized losses of ($5,168), ($2,117) and ($692), respectively, related to the investment. The remaining investment in Laurel of $157,637 and $162,805 at December 31, 2004 and 2003, respectively, is reflected as investments in other ventures in the accompanying consolidated balance sheets.

(6) Investment In Marketable Securities

Cadus had an equity interest in Axiom Biotechnologies, Inc. ("Axiom"). Due to Axiom's operating losses, Cadus's investment was written down to zero as of December 31, 2000. On August 30, 2002 Axiom entered into a merger agreement with a wholly owned subsidiary of Sequenom, Inc. ("Sequenom") whose shares of common stock are publicly traded on the Nasdaq National Market. Pursuant to the merger, Cadus received 441,446 common shares of Sequenom with a fair market value of $2.43 per share, in exchange for its shares of Axiom. Pursuant to the merger, 102,685 of Cadus's 441,446 common shares of Sequenom were held in escrow (the "Escrow Shares") for a one-year period. The Escrow Shares were held to secure rights to indemnification, compensation and reimbursement of Sequenom and other indemnitees as provided in the merger agreement. Upon the closing of the transaction, Cadus recorded a realized gain of $823,189 related to the 338,761 common shares received in the consolidated statement of operations for the year ended December 31, 2002. The Company was restricted from selling the shares for a period of one year from August 30, 2002. The value of the Escrow Shares received was recorded as a deferred gain on marketable securities on the December 31, 2002 consolidated balance sheet. On August 30, 2003, the Escrow Shares were released and accordingly, the Company recorded a realized gain on marketable securities of $313,189 in the consolidated statement of operations for the year ended December 31, 2003.

In May 2004, the Company became aware that 38,507 shares of the 102,685 Escrow Shares were forfeited pursuant to the indemnification provisions of the merger agreement and therefore were not issued to the Company. Accordingly, to reflect this reduction of the Escrow Shares received by the Company, the investment in marketable securities was reduced by $123,222.

Pursuant to the provisions of SFAS No. 115, "*Accounting for Certain Debt and Equity Securities*," management deems its investment in Sequenom to be available for sale and reports its investment at fair value with net unrealized gains or losses reported within stockholders' equity. The Company's unrealized (loss) gain of ($556,146) and $276,249 on shares received is reflected in accumulated other comprehensive income (loss) at December 31, 2004 and December 31, 2003, respectively.

(7) Licensing Agreements

In December 2001, Cadus Technologies, Inc., Cadus's wholly owned subsidiary, licensed its yeast-based drug discovery technologies on a non-exclusive basis to a major pharmaceutical company. Under the licensing agreement, the subsidiary received an up-front non-refundable fee of $500,000 that was recorded as revenue as the Company has no further involvement with the development of the product. The subsidiary received an additional licensing fee of $1,000,000 in October 2002 when the licensee achieved a research milestone. On September 12, 2003, the parties entered into an addendum to the agreement pursuant to which the Company extended the license to an affiliate of the licensee in consideration for the licensee agreeing to pay $120,000 to the Company. The licensee is entitled to use the technologies for five years from December 2001. Following the initial five year term, the licensee may renew the license annually upon payment of an annual licensing fee of $250,000. For the years ended December 31, 2004, 2003 and 2002, the Company recognized $0, $120,000, $1,000,000, respectively, in license revenue from the licensee.

In February 2000, Cadus licensed to OSI, on a non-exclusive basis, its yeast-based drug discovery technologies, including various reagents and its library of over 30,000 yeast strains, and its bioinformatics software. OSI paid to Cadus a license fee of $100,000 and an access fee of $600,000. OSI is also obligated to pay an annual maintenance fee of $100,000 until the earlier of 2010 or the termination of the license and a supplemental license fee of $250,000 which was paid in December 2000 after the lifting of the injunction obtained by SIBIA and recorded as license fee revenue. OSI may terminate the license at any time on 30 days prior written notice. For the years ended December 31, 2004, 2003 and 2002, the Company recognized $100,000 each year in license and maintenance fees from OSI.

(8) Research Collaboration and License Agreements

Cadus no longer has any collaborations with pharmaceutical companies. The Bristol-Myers Squibb Company collaboration expired in July 1999, the Solvay Pharmaceutical collaboration was assigned to OSI in July 1999 and Cadus and SmithKline Beecham p.l.c. agreed to terminate their collaboration in September 1999. Each of Bristol-Myers Squibb Company and SmithKline Beecham p.l.c. is required to make payments to Cadus upon the achievement by it of certain pre-clinical and drug development milestones and to pay Cadus royalties on the sale of any drugs developed as a result of the research collaboration with Cadus or through the use of Cadus's drug discovery technologies. There can be no assurance that any such milestones will be achieved or any such drugs developed.

The Company has entered into license agreements with various third parties. Generally, the agreements provide that the Company will pay license fees and/or maintenance payments, in return for the use of technology and information and the right to manufacture, use and sell future products. These agreements provide for payments based on the completion of milestone events, as well as royalty payments based upon a percentage of product or assay sales. License fees and maintenance payments for the years ended December 31, 2004, 2003 and 2002 were $0, $27,000 and $25,000, respectively.

(9) Income Taxes

Deferred tax assets of approximately $15,588,000 and $15,139,000 at December 31, 2004 and 2003, respectively, relate principally to net operating loss carryforwards of $29,204,000 and $28,811,000, research and development credit carryforwards of $2,535,000 and $2,535,000, and equity losses on investments of $2,864,000 and $2,864,000 at December 31, 2004 and 2003, respectively. An offsetting valuation allowance has been established for the full amount of the deferred tax assets to reduce such assets to zero, as a result of the significant uncertainty regarding their ultimate realization. The aggregate valuation allowance increased $449,000 and $128,000 during the years ended December 31, 2004 and 2003, respectively.

The Company's net operating loss carryforwards and research and development credit carryforwards noted above expire in various years from 2007 to 2023. The Company's ability to utilize such net operating loss and research and development credit carryforwards is subject to certain limitations due to ownership changes, as defined by rules enacted with the Tax Reform Act of 1986. The Company's tax provision/benefit for each year represents an amount for New York capital tax. There has been no provision for federal income taxes in 2004, 2003 and 2002, due to the current year loss in 2004 and 2003 and the 2002 taxable income was offset by the utilization of the Company's available net operating loss carryforwards.

(10) Stock Options

(a) The 1993 Stock Option Plan ("the 1993 Plan") was adopted in January 1993. The 1993 Plan provides for the grant of options to reward executives, consultants and employees in order to foster in such personnel an increased personal interest in the future growth and prosperity of Cadus. The options granted under the 1993 Plan may be either incentive stock options or nonqualified options. An aggregate of 666,667 common shares were reserved for issuance under the 1993 Plan.

Options granted under the 1993 Plan expire no later than ten years from the date of grant. The option price is required to be at least 100% and 85% of the fair market value on the date of grant as determined by the Board of Directors for incentive stock options and nonqualified options, respectively. The options generally become exercisable according to a schedule of vesting as determined by the Compensation Committee of the Board of Directors. The schedule prescribes the date or dates on which the options become exercisable, and may provide that the option rights accrue or become exercisable in installments over a period of months or years.

Activity under the 1993 Plan is as follows:

| | Options Outstanding | |
|---|---|---|
| | Number of Shares | Weighted Average Exercise Price |
| Balance at December 31, 2001 | 276,739 | $1.52 |
| 2002 activity | - - | - - |
| Balance at December 31, 2002 | 276,739 | $1.52 |
| 2003 activity | | |
| Canceled | (175,002) | -- |
| Balance at December 31, 2003 | 101,737 | $1.50 |
| 2004 activity | | |
| Canceled | (101,737) | -- |
| Balance at December 31, 2004 | -0- | -- |

(b) Cadus entered into stock option agreements not pursuant to any plan with certain directors, employees, founders and consultants. These options generally become exercisable according to a schedule of vesting as determined by the Compensation Committee of the Board of Directors. The options become exercisable in installments over a period of months or years. As of December 31, 2004, an aggregate of 70,069 common shares was reserved for issuance pursuant to such stock option agreements.

In November 1996, the Compensation Committee granted to certain directors then in office an option to purchase 12,000 shares of common stock at an exercise price of $6.75 per share. Each stock option grant is fully exercisable and expires in November 2006 and is included in the table below.

Activity for all the above grants not issued pursuant to any plan is as follows:

| | Options Outstanding | |
|---|---|---|
| | Number of Shares | Weighted Average Exercise Price |
| Balance at December 31, 2001 | 323,403 | $2.42 |
| 2002 activity | - - | - - |
| Balance at December 31, 2002 | 323,403 | $2.42 |
| 2003 activity | - - | - - |
| Balance at December 31, 2003 | 323,403 | $2.42 |
| 2004 activity | | |
| Cancelled | (253,334) | - - |
| Balance at December 31, 2004 | 70,069 | $5.76 |

The following table summarizes stock option information for grants not subject to any plan as of December 31, 2004:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $3.60 | 22,069 | .97 | $3.60 | 22,069 | $3.60 |
| $6.75 | 48,000 | 1.88 | $6.75 | 48,000 | $6.75 |
| | 70,069 | 1.29 | $5.76 | 70,069 | $5.76 |

(c) Effective May 10, 1996, the 1993 Plan was replaced by the 1996 Incentive Plan ("the 1996 Plan") with respect to all future awards to Cadus's employees and consultants. However, awards made under the 1993 Plan will continue to be administered in accordance with the 1993 Plan. The options granted under the 1996 Plan may be either incentive stock options or nonqualified options. In December 1996, the maximum number of shares of common stock that may be the subject of awards under the 1996 Incentive Plan was increased from 333,334 to 833,334 (plus any shares that are the subject of canceled or forfeited awards) by the Board of Directors and such increase was approved by the stockholders of Cadus in June 1997. In December 1997, the maximum number of shares of common stock that may be the subject of awards under the 1996 Incentive Plan was increased to 1,833,334 (plus any shares that are the subject of canceled or forfeited awards) by the Board of Directors and approved by the stockholders of

Cadus in June 1998. On December 31, 2004, 1,736,221 shares of stock remained available for awards under the 1996 Plan.

Options granted under the 1996 Plan expire no later than ten years from the date of grant. The option price is required to be at least 100% of the fair value on the date of grant as determined by the Board of Directors for incentive and nonqualified stock options. The options generally become exercisable according to a schedule of vesting as determined by the Compensation Committee of the Board of Directors. The schedule prescribes the date or dates on which the options become exercisable in installments over a period of months or years.

Activity under the 1996 Plan is as follows:

| | Options Outstanding | |
|---|---|---|
| | Number of Shares | Weighted Average Exercise Price |
| Balance at December 31, 2001 | 9,167 | $6.56 |
| 2002 activity | -- | -- |
| Balance at December 31, 2002 | 9,167 | $6.56 |
| 2003 activity | -- | -- |
| Balance at December 31, 2003 | 9,167 | $6.56 |
| 2004 activity | -- | -- |
| Balance at December 31, 2004 | 9,167 | $6.56 |

The following table summarizes stock option information for the 1996 Plan as of December 31, 2004:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $6.38 to $6.63 | 9,167 | 2.24 | $6.56 | 9,167 | $6.56 |

(11) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of the following:

| | 2004 | 2003 |
|---|---|---|
| Accrued professional fees | $ 14,327 | $ 45,365 |
| Other accrued expenses | -- | 3,799 |
| Total | $ 14,327 | $ 49,164 |

(12) Related Party Transactions

James Broach provides consulting services to the Company for patent and license related matters, for which he was paid $13,000, $13,000 and $7,000 in calendar years 2004, 2003 and 2002, respectively. These consulting services were recorded as a component of general and administrative expenses during each of the respective periods. No amounts were included in accrued expenses as of December 31, 2004, 2003 and 2002.

In May 2004, the Board of Directors appointed David Blitz the acting Chief Executive Officer of the Company at the rate of $25,000 per annum for the interim period during which the Company is continuing its search for a new Chief Executive Officer. In 2004, the Company paid $15,625 to Mr. Blitz in such capacity. Mr. Blitz remains an employee of Joel Popkin & Co., P.C., in which capacity he has performed the Company's internal accounting since March 2000. The Company paid Joel Popkin & Co. $54,687 for such accounting services and $8,000 for tax preparation services performed in 2004.

(13) Commitments and Contingencies

Lease Commitments

Cadus currently leases storage space on a month-to-month basis. Rent expense, excluding utility and operating costs, for the years ended December 31, 2004, 2003 and 2002 amounted to approximately $12,708, $13,400 and $6,370, respectively.

(14) Condensed Quarterly Financial Data (Unaudited)

| Fiscal 2004 Quarter Ended | December 31 | September 30 | June 30 | March 31 |
|---|---|---|---|---|
| License and maintenance fees | $ -- | $ -- | $ -- | $ 100,000 |
| Operating (loss) | ( 201,628) | ( 188,319) | ( 159,756) | ( 127,853) |
| Net (loss) | ( 59,313) | ( 117,023) | ( 123,691) | ( 93,476) |
| Net (loss) per share: | | | | |
| Basic and diluted | ( 0.00) | ( 0.01) | ( 0.01) | ( 0.01) |

| Fiscal 2003 Quarter Ended | December 31 | September 30 | June 30 | March 31 |
|---|---|---|---|---|
| License and maintenance fees | $ -- | $ 120,000 | $ -- | $ 100,000 |
| Operating (loss) | ( 130,793) | ( 49,110) | ( 240,791) | ( 196,054) |
| Net (loss) income | ( 153,780) | 300,522 | ( 193,971) | ( 142,467) |
| Net (loss) income per share: | | | | |
| Basic and diluted | ( 0.01) | 0.02 | ( 0.01) | ( 0.01) |

# CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 18, 2005, accompanying the consolidated financial statements of Cadus Corporation and subsidiary included in the Annual Report of Cadus Corporation on Form 10-K for the year ended December 31, 2004. We hereby consent to the incorporation by reference of said report in the Registration Statements of Cadus Corporation on Forms S-8 (File No. 333-21871, effective February 14, 1997, and File No. 333- 58151, effective June 30, 1998).

/s/ GRANT THORNTON LLP

New York, New York
March 28, 2005

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Cadus Corporation:

We consent to incorporation by reference in the Registration Statements (Nos. 333-21871 and 333-58151) on Form S-8 of Cadus Corporation of our report dated March 19, 2004, with respect to the consolidated balance sheet of Cadus Corporation and subsidiary as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2003, which report appears in the December 31, 2004 annual report on Form 10-K of Cadus Corporation.

/s/ KPMG LLP

New York, New York
March 25, 2005

**Exhibit 31**

# CERTIFICATIONS

I, David Blitz, President and Chief Executive Officer of Cadus Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Cadus Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2005

/s/ David Blitz
David Blitz
President and Chief Executive Officer (Chief Executive Officer and Chief Financial Officer)

**Exhibit 32**

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cadus Corporation (the "Company") on Form 10-K for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David Blitz, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Cadus Corporation and will be retained by Cadus Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ David Blitz
David Blitz
President and Chief Executive Officer (Chief Executive Officer and Chief Financial Officer)
March 29, 2005

The foregoing certification is furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.